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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                            _______________________

                                 FORM 10-SB/A

                                AMENDMENT NO. 2

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
      UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                            _______________________

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                (Name of Small Business Issuer in its Charter)

          NEVADA                                                88-0326480
(State or other jurisdiction                                 (I.R.S. Employer
    of incorporation or                                   Identification Number)
       organization)

     601 CIEN ROAD, SUITE 235
           KEMAH, TEXAS                                           77565
(Address of principal executive offices)                        (Zip Code)

                                (281) 334-9479
                          (Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act:

      Title of Each Class                    Name of Each Exchange on Which
      To Be So Registered                    Each Class Is to Be Registered
      -------------------                    ------------------------------

             None                                         None

Securities to be registered under Section 12(g) of the Act:

                                 Common Stock
                               (Title of Class)
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          All references to American International Industries, Inc. common stock reflect a three for one common stock split effective July 1996.

                                    PART I

Item 1.   Description of Business

          Some of the statements contained in this Form 10-SB/A for American International Industries, Inc. ("AIII" or "Company"), discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. The term "AIII" or the "Company" refers to American International Industries, Inc. or to American International Industries, Inc. and its consolidated subsidiaries, as applicable. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Important factors that may cause actual results to differ from projections include, for example:

          . the success or failure of management's efforts to implement their business strategy;

          . the ability of the Company to raise sufficient capital to meet operating requirements;

          . the ability of the Company to protect its intellectual property rights;

          . the ability of the Company to compete with major established companies;

          .    the effect of changing economic conditions;

          . the ability of the Company to attract and retain quality employees; and

          . other risks which may be described in future filings with the SEC.

General

          American International Industries, Inc. is a Nevada corporation which began conducting its current operations in September 1996, when it made its first acquisition. The Company is a holding company currently operating five subsidiaries:

          . Acqueren, Inc. (whose sole business operating entity is Northeastern Plastics Inc. which is a supplier of automotive after-market products and consumer durables),

          . Brenham Oil & Gas, Inc. (an owner of an oil and gas royalty interest),

          . Har-Whit/Pitt's & Spitt's, Inc. (a manufacturer and distributor of barbeque pits and a custom sheet metal fabricator),

          . Texas Real Estate Enterprises, Inc. (which owns certain undeveloped real estate in Harris, Galveston, and Chambers counties in Texas, some of which is held by its wholly-owned subsidiary Midtowne Properties, Inc.), and


          . Marald, Inc., doing business as, Unlimited Coatings, and Tough Truck and Accessories, Inc., doing business as, Armor linings (which provide spray-on bed liners as well as other related products).


The Company's long-term strategy is to expand the operations of each of its subsidiaries in their respective fields.

          The Company encounters substantial competition, in each of its product and service areas, with businesses producing the same or similar products or services, or with businesses producing different products designed for the
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same uses. Such competition is expected to continue. Depending on the particular market involved, the Company's businesses compete on a variety of factors, such as price, quality, delivery, customer service, performance, product innovation and product recognition. Other competitive factors for certain products include breadth of product line, research and development efforts and technical and managerial capability.

          American International Industries, Inc.

          In September 1994, the Company was incorporated in Nevada under the name Black Tie Affair, Inc. for the purposes of engaging in catering services. In July 1996, an unaffiliated group of investors purchased shares of Company common stock constituting 90% of the outstanding shares of Black Tie Affair, Inc. This group changed the name of the Company to Pitts and Spitts of Texas, Inc., and acquired Pitt's & Spitts, Inc. and Har-Whit, Inc. in September 1996. In September and October 1997, a new investor group ("1997 Group") including Mr. Daniel Dror, Sr., gained control of the Company through the following arms-length negotiated transactions with the Company and unaffiliated third parties:
(i) Elk International Corporation, Ltd., an entity controlled by Mr. Dror's brother, purchased 5,000,000 shares of Company common stock at a purchase price of $0.03 per share from the Company, received an option to purchase 2,000,000 shares of Company common stock at an exercise price of $0.02 per share from the Company, and purchased 1,200,000 shares of Company common stock at a purchase price of $0.03 per share from an individual (Mr. Dror has never owned any shares of Elk International Corporation, Ltd., nor has he ever served as an officer or director of such entity), (ii) Jack Talan, a former director of the Company, purchased 500,000 shares of Company common stock from the Company at a purchase price of $0.10 per share, and (iii) Daniel Dror & Company, Inc., formerly controlled by Mr. Dror, purchased 200,000 shares of Company common stock at a purchase price of $0.03 per share from an individual. At the closing of this transaction, the sole operating entities of the Company were its two subsidiaries Pitt's & Spitt's, Inc. and Har-Whit, Inc. This group elected a new board of directors, appointed current management, and appointed Mr. Dror chairman of the board and chief executive officer. In December 1997, the name of the Company was changed to Energy Drilling Industries, Inc., and in June 1998, the Company changed its name to American International Industries, Inc.

          In January 1998, the Company amended its Articles of Incorporation to increase its authorized common shares to 100,000,000 and to authorize 10,000,000 preferred shares. In September 1998, the Company amended its Articles of Incorporation to increase its authorized common shares to 200,000,000 ("Common Stock"). The Company is located at 601 Cien St., Suite 235 in Kemah, Texas 77565. Its telephone number is (281) 334-9479.

          As of October 18, 1999, the Company, excluding its subsidiaries, employed four persons, on a full-time basis, none of which are covered by a collective bargaining agreement.

          Har-Whit/Pitt's & Spitt's, Inc.

          In September 1996, prior to the 1997 Group gaining control of AIII, the Company purchased all of the capital stock of Pitt's & Spitt's, Inc., a Texas corporation, incorporated in December 1989, and Har-Whit, Inc., a Texas corporation, incorporated in January 1975, for 2,527,000 shares of Common Stock and $500,000 in exchange for non-compete agreements with the previous owners. Messrs. Hartis and Whitworth, two of the prior owners of the above corporations who served as directors for fiscal year 1998, each received 631,750 shares of Common Stock and $250,000 in connection with the acquisitions. In August 1998, Pitt's & Spitt's, Inc. was merged into Har-Whit, Inc., which subsequently changed its name to Har-Whit/Pitt's & Spitt's, Inc. ("Har-Whit"). Har-Whit is located at 14221 Eastex Freeway in Houston, Texas 77032. Its telephone number is
(281) 442-5013.

          Brenham Oil & Gas, Inc.

          In December 1997, the Company purchased all of the capital stock of Brenham Oil and Gas, Inc., a Texas corporation, incorporated in November 1997 ("Brenham"), for 6,000,000 shares of Common Stock from Daniel Dror II 1976 Trust. At the time of the transaction, Mr. Dror was the trustee of the Daniel Dror II 1976 Trust, but he has never had any financial interest in such trust, the sole beneficiary being Mr. Dror's son. Brenham's sole asset is an oil and gas royalty interest which was owned by the Daniel Dror II 1976 Trust prior to December 1995. The mineral rights which resulted in the royalty interest, were retained by the Daniel Dror II 1976 Trust in a real estate sale transaction. All of the cost basis which the Daniel Dror II 1976 Trust had in that property was attributed to the property which was sold, thus no basis is attributed to the mineral interest. Brenham is located at 601 Cien Road, Suite 235 in Kemah, Texas 77565. Its telephone number is (281) 334-9479.

          Texas Real Estate Enterprises, Inc.

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          In December 1997, the Company purchased all of the capital stock of
Texas Real Estate Enterprises, Inc. a Texas corporation, incorporated in March 1996 ("TRE"), for 10,000,000 shares of Common Stock from Elk International Corporation, Ltd., which is controlled by Mr. Dror's brother. The Company also purchased G.C.A. Incorporated ("GCA") (wholly owned by an unrelated individual) for 6,000,000 shares of AIII Common Stock. TRE and GCA are collectively referred to as TRE. In May 1998, the Company through TRE issued 8,000,000 shares of AIII Common Stock to Daniel Dror & Company, Inc., which at the time of the transaction was controlled by Mr. Dror in exchange for additional property. In June 1998, the Company through TRE purchased all of the capital stock of Midtowne Properties, Inc. ("Midtowne") for 1,100,000 shares of AIII Common Stock, from two parties, one of which was the Daniel Dror II 1976 Trust, which received 660,000 shares of AIII Common Stock. In December 1998, because the appraisals on the properties exceeded the preliminary values of the properties as estimated by both parties to the transaction, the Company authorized the issuance of an additional 1,000,000 shares of AIII Common Stock, of which the party with which Mr. Dror was affiliated was to receive 600,000 shares. The purchase price of TRE, GCA, Midtowne Properties, Inc., and the additional property was established based on the fair market value of the assets acquired as determined by independent, certified appraisals. Management believes the terms of the purchases were fair and reasonable based on such appraisals. TRE is located at 601 Cien Road, Suite 235 in Kemah, Texas 77565. Its telephone number is (281) 334-9479.

          Acqueren, Inc.

          In June 1998, the Company entered into a purchase agreement to acquire all of the capital stock of Acqueren, Inc., a Delaware corporation, incorporated in December 1995 ("Acqueren"), which operates through its wholly-owned subsidiary Northeastern Plastics, Inc., a New York corporation, incorporated in January 1986 ("NPI"). The purchase agreement provided for the issuance of 6,750,000 shares of Common Stock to the two largest shareholders of Acqueren in exchange for approximately 55% of the outstanding capital stock of Acqueren, and provided for the remaining shareholders of Acqueren to receive approximately
25.02 shares of Common Stock for each share of Acqueren common stock exchanged (these remaining shares of Acqueren common stock had been issued pursuant to a private placement and included a warrant to purchase one share of Acqueren common stock, which is included in the above exchange). The transaction was closed effective July 1, 1998, and through July 1, 1999, the Company had exchanged shares representing a total of approximately 99% of the outstanding shares of Acqueren. Based upon the estimated fair value of the restricted common stock of AIII ($.08 per share at date of acquisition), the total purchase consideration for Acqueren was approximately $2,140,000. Based on the representations made to it at the time of the transaction, management believed the terms of the acquisition were fair and reasonable being based on arms-length negotiations. NPI is located at 11601 Highway 32 in Nicholls, Georgia 31554. Its telephone number is (912) 345-2030.


          Marald, Inc. and Tough Truck and Accessories, Inc.

          Effective January 7, 1999, the Company purchased all of the capital stock of Marald, Inc., doing business as Unlimited Coatings, a Texas corporation, incorporated in July 1996, in exchange for 3,500,000 restricted shares of Common Stock of AIII valued at fair market value of approximately $652,000 at $.19 per share plus a finders fee of $45,000 paid in part to a party related to Mr. Dror. In addition, under the terms of the acquisition agreement, the Company agreed to provide chemicals at a discount to Toro Spray-On Liners, Inc. an entity partially owned by the above related party, for a period of six



                                      -3-
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months. The six month period has expired and the total amount of the discount was $4,800. The Unlimited Coatings acquisition has been accounted for as a purchase. In April 1999, the Company acquired all of the outstanding shares of Tough Truck and Accessories, Inc., doing business as Armor Linings, a Texas corporation, incorporated in March 1996. The Company paid cash in the amount of $143,000 and assumed approximately $85,000 related to certain equipment lease obligations. The acquisition is accounted for as a purchase. Unlimited Coatings and Armor are located at 1107-B Upland, Houston, Texas 77043. Their telephone number is (713) 647-8676.

          Recent Developments

          In May 1999, the Company purchased for investment purposes, 400,000 shares of common stock of World Wide Net, Inc. ("WWN") (giving effect to a 1 for 5 reverse split) for a total of $300,000 representing 20% of the total outstanding shares of WWN. WWN is an inactive public company with nominal assets traded on the OTC Bulletin Board. Accordingly, the Company has attributed its investment in WWN primarily to goodwill.

          In September 1999, the Company entered into an agreement with WWN, to exchange all of the outstanding shares of CRC for 3,100,000 shares of WWN common stock representing 62% of the total outstanding capital stock of WWN.

          In June 1999, the Company entered into an agreement to acquire all of the optical title, special effects and the scan and record operations of Pacific Title/Mirage Studios. The agreement was subsequently assigned to WWN, and in September 1999, WWN determined that the transaction would not close as it believed the transaction not to be in the best interest of WWN.

          In November 1999, WWN reached an agreement to sell its 100% ownership of CRC to Cinema Investment Group, Inc. Pursuant to the terms of that agreement, WWN will exchange its ownership in CRC for $250,000 cash at closing; and the transfer to WWN of 2,238,000 shares of AIII common stock, which had been issued as part of the original purchase of CRC by AIII. Those shares were valued at $179,111 at the date of the agreement. The purchaser will assume liability for the notes of CRC, approximately $1,200,000, although those notes remain guaranteed by the pledge of certificates of deposit owned by AIII. The closing of the transaction is expected to occur in December 1999.


Business Operations of Har-Whit/Pitt's & Spitt's, Inc.

          Har-Whit is (i) a manufacturer and seller of barbeque pits and accessories, and (ii) a custom sheet metal and light structural fabrication company specializing in stainless steel and aluminum. Har-Whit began selling barbeque pits in 1983, and began its fabrication business in 1973.

          Products and Services

          Har-Whit manufacturers ten standard styles of high quality barbeque pits that it sells at retail at prices ranging from $625 to $4,395. In addition, Har-Whit manufacturers custom barbeque pits which have been sold at prices as high as approximately $35,000. Har-Whit's barbeque pits are sold under the name "Pitt's & Spitt's," which management believes has established a reputation for quality in the industry. In addition, Har-Whit offers a number of related spices, sauces, accessories, cooking tools, and cookbooks in its retail showroom and, on a very limited basis, through catalogs.

          Har-Whit's custom fabrication business specializes in fabrication for commercial and industrial customers predominantly in the energy and environmental fields. Har-Whit also builds custom products for other manufacturers under sub-contract agreements, on an as needed basis, from specifications and drawings provided by the customer.

          Har-Whit's primary raw material for both its barbeque pits and custom fabrication business is steel, and its

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principal suppliers are Triple S-Steel Supply, Vincent Metal Goods, and White
Star Steel, which are all located in Houston, Texas. To date, Har-Whit has been able to receive shipments of raw materials within 48 hours of order.

          Sales and Marketing

          Har-Whit distributes its barbeque pits primarily through its retail outlet in Houston, Texas, as well as through individual mail orders. Har-Whit has over the years, advertised in various publications, in addition to television and radio. Har-Whit does little advertising and primarily markets its barbeque products and custom fabrication business through limited advertising, the Internet, and word of mouth.

          Currently, Har-Whit has no contracts with distributors, no retail agreements, and no marketing plan. Management believes its ability to increase production is dependent, among other items, on its ability to increase its facilities. In addition, even if Har-Whit is able to increase production, there can be no assurance that there will be sufficient demand for its products.

          In December 1998, Har-Whit entered into an agreement with Shabang! Shopping Service ("Shabang"). Shabang hosts an online shopping service on the Internet and provides merchants with the ability to create a "virtual" store where customers can order products directly from the Internet. Har-Whit's agreement expires in December 1999 and the monthly fee paid to Shabang is approximately $300.

          Competition

          Har-Whit competes against other manufacturers of barbeque pits, some of which have far greater financial, marketing, and other resources than Har-Whit. Har-Whit competes primarily on the basis of customer service and quality. Management believes its primary and most recognizable competitors in its primary sales markets are Klose Custom Barbeque Pits of Houston and Oklahoma Joe's of Oklahoma. There can be no assurance that Har-Whit will be able to successfully compete in this highly competitive marketplace.

          Har-Whit competes in its custom fabrication business primarily on the basis of quality and service. Har-Whit competes against other custom fabricators for a limited amount of fabrication business. The recent downturn in oilfield activity has increased competitive pressures, and Har-Whit intends to increase its marketing emphasis on other industries, although currently no marketing plan has been developed. Due to Har-Whit's narrow specialization in stainless and aluminum products, it competes with a relatively small number of entities. Management believes its primary and most recognizable competitors in the custom fabrication field in the Houston area are Walkup Company, Robertson Metal Fabrication, Campo Sheet Metal Works, Inc., Maudlin & Son, and Precision Metal Fab Co. There can be no assurance that Har-Whit will be able to successfully compete in this marketplace.

          Employees

          As of December 1, 1999, Har-Whit employed 28 persons, on a full-time basis, including management, sales, office, and manufacturing employees. No employees are covered by a collective bargaining agreement. Management considers relations with its employees to be satisfactory.

          Facilities

          Har-Whit currently operates from one office in Houston, Texas, that it owns. In addition, Har-Whit has acquired land for expansion adjoining its current facility consisting of approximately 26,000 square feet for $28,000 and a five year note of $30,000. Har-Whit is planning to add an additional 9,000 square feet to the existing manufacturing facilities on this land at a cost of approximately $250,000 if sufficient funding can be obtained, to effect its business strategy of increased sales as management believes a greater demand exists for its products. One of AIII's primary functions is to assist its subsidiaries to raise the necessary capital to support such growth, however, there is no assurance that Har-Whit will be able to raise adequate proceeds to effectuate any expansion plans. If Har-Whit is unable to raise sufficient proceeds to fund such expansion, it will continue to operate out of its current facilities and with its current equipment. If Har-Whit is unable to fund plant expansion and purchase new production equipment, it may not be able to effectuate its business strategy of increased sales.

Business Operations of Brenham Oil & Gas, Inc.

          Brenham's sole asset is an oil, gas, and mineral royalty interest covering a twenty-four acre tract of land

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located in Washington County, Texas. The royalty interest is currently leased by
Union Pacific Resources Company ("Union Pacific") for a term continuing until the covered minerals are no longer produced in paying quantities from the leased premises. Royalties on the covered minerals produced are paid to Brenham as follows: (i) for oil and other liquid hydrocarbons, the royalty is one-sixth of such production, (ii) for gas (including casinghead gas) the royalty is one-sixth of the net proceeds realized by Union Pacific on the sale thereof, less a proportionate part of ad valorem taxes and production, severance, or other excise taxes. In addition, Brenham is entitled to shut-in royalties of $1 per acre of land for every ninety-day period within which one or more of the wells on the leased premises, or lands pooled therewith, are capable of producing in paying quantities, but such wells are either shut-in or production is not being sold. Currently, Brenham is not actively seeking further royalty agreements. Brenham is operated from AIII's office in Kemah, Texas.

          Competition

          Brenham's profitability is dependent on Union Pacific's ability to generate profits from the tract of land on which Brenham owns its royalty interest. The oil and gas industry is highly competitive, and Union Pacific competes against companies with substantially larger financial and other resources. Union Pacific's competitors include major integrated oil and gas companies and numerous other independent oil and gas companies and individual producers and operators. Competitive factors include price, contract terms, and types and quality of service, including pipeline distribution logistics and efficiencies, all of which may reduce any royalty payments made to Brenham.

          Government Regulation

          As stated previously, Brenham's profitability is dependent on Union Pacific's profitability. As Union Pacific is regulated by various state and federal authorities, there is no assurance that Union Pacific's profitability, and therefore Brenham's profitability, will not be adversely affected. As Brenham only owns a royalty interest on the subject land it is not directly responsible for any costs in connection with environmental laws, nor is it subject to penalties for non-compliance with any such laws. Union Pacific is subject to the following governmental regulations:

          STATE REGULATION OF OIL AND GAS PRODUCTION. The State of Texas regulates the production and sale of oil and natural gas, including requirements for obtaining drilling permits, the method of developing new fields, the spacing and operation of wells and the prevention of waste of oil and gas resources. In addition, Texas regulates the rate of production and may establish maximum daily production allowable from both oil and gas wells on a market demand or conservation basis.

          ENVIRONMENTAL REGULATIONS. Union Pacific's activities are also subject to existing federal and state laws and regulations governing environmental quality and pollution control. As of March 15, 1999, Union Pacific is in compliance, in all material respects, with applicable environmental requirements. There can be no assurance that future developments, such as increasingly stringent environmental laws or enforcement thereof, will not cause Union Pacific to incur material environmental liabilities or costs, which may adversely effect its business.

          OIL PRICE REGULATION. Historically, regulatory policy affecting crude oil pricing was derived from the Emergency Petroleum Allocation Act of 1973, as amended, which provided for mandatory crude oil price controls until June 1, 1979, and discretionary controls through September 30, 1981. On April 5, 1979, President Carter directed the Department of Energy to complete administrative procedures designed to phase out, commencing June 1, 1979, price controls on all domestically produced crude oil by October 1, 1981. However, on January 28, 1981, President Reagan ordered the elimination of remaining federal controls on domestic oil production, effective immediately. Consequently, oil may currently be sold at unregulated prices.

          GAS PRICE REGULATION. The Natural Gas Act of 1938 regulates the interstate transportation and certain sales for resale of natural gas. The Natural Gas Policy Act of 1978 ("NGPA") regulates the maximum selling prices of certain categories of natural gas and provided for graduated deregulation of price controls for first sales of several categories of natural gas. With certain exceptions, all price deregulation contemplated under the NGPA as originally enacted in 1978 has already taken place. Under current market conditions, deregulated gas prices under new contracts tend to be substantially lower than most regulated price ceilings prescribed by the NGPA.

Business Operations of Texas Real Estate Enterprises, Inc.

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          TRE and its wholly-owned subsidiary Midtowne Properties, Inc. own nine tracts of land in Harris, Chambers, and Galveston counties in Texas. See "Item
2. Description of Property." TRE is operated from AIII's office in Kemah, Texas.

          All the properties owned by TRE are undeveloped commercial properties free of any mortgage obligations, however certain properties are subject to property taxes in the amount of approximately $357,000 in the aggregate. Such properties are available for sale, however, management will explore development possibilities of its properties if such possibilities are presented. At this time no development plans are being considered.

          Competition

          There is intense competition among companies in the real estate investment and development business. Sales and payments on real estate sales obligations depend, in part, on available financing and disposable income and, therefore, are affected by changes in general economic conditions and other factors.

          The real estate development business and commercial real estate business are subject to other risks such as shifts in population, fluctuations in the real estate market, and unpredictable changes in the desirability of residential, commercial and industrial areas. There is no assurance that TRE will be able to compete in this market.

          Employees

          As of December 1, 1999, TRE employed one person, its president, on a full-time basis, all other operating functions are handled by the Company's personnel.

          Regulation

          TRE's real estate operations are subject to comprehensive federal, state, and local regulation. Applicable statutes and regulations may require disclosure of certain information concerning real estate developments and credit policies. In the future, if TRE decides to develop its properties, periodic approval is required from various agencies in connection with the design of developments, the nature and extent of improvements, construction activity, land use, zoning, and numerous other matters. Failure to obtain such approval, or periodic renewal thereof, could adversely affect the real estate development and marketing operations of TRE. Various jurisdictions also require inspection of properties by appropriate authorities, approval of sales literature, disclosure to purchasers of specific information, bonding for property improvements, approval of real estate contract forms and delivery to purchasers of a report describing the property.

          A number of states and localities have adopted laws and regulations imposing environmental controls, disclosure rules and zoning restrictions which have impacted the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect TRE. Failure of TRE to disclose environmental issues in connection with a real estate transaction may subject it to liability to a buyer or lessee of property. Property management services also could subject TRE to environmental liabilities pursuant to applicable laws and contractual obligations to property owners. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner which have not, but could adversely affect TRE. TRE's financial results for the fiscal year 1998 have not been materially impacted by its compliance with environmental laws or regulations, and no material capital expenditures relating to such compliance are planned.

Business Operations of Acqueren, Inc.

          Acqueren through its wholly-owned subsidiary NPI, is a supplier of products to retailers and wholesalers (i) in the automotive after-market, and
(ii) in the consumer durable electrical products markets.

          Products and Services

          NPI's products in the automotive after-market include a variety of booster cables sold under the brand name "Mechanix Choice" and "Bitty Booster Cable." Also supplied under the brand name "Mechanix Choice," NPI markets portable hand lamps, cord sets, and a variety of battery testers, battery repair kits, and miscellaneous battery accessories.

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          The "Mechanix Choice" brand of booster cables was introduced in 1995, and its products are currently available at CSK Automotive, Family Dollar, Victor Automotive Products, Sam's Club, Caldor, and Bradlees, among others. NPI's "Bitty Booster Cable" brand of booster cables are currently distributed in the automotive after-market and through well established food and drug retail channels.

          NPI's consumer durable electrical products include flood light kits, clamp on lamps, household extension cords, tri-tap extension cords, heavy duty extension cords, night lights, and surge protection devices. All of NPI's consumer durable electrical products are UL Listed.

          Beginning in late 1996, management changed its business strategy, and began to target what it believed to be the less competitive food and drug and variety retail industry. By adding more food and drug related items such as power strips, multiple outlet devices, cord sets, and night lights, NPI has been able to enter the consumer durables market at such locations as Family Dollar Stores, Bills Dollar Stores, and Dollar Tree Stores.

          Currently, virtually all of NPI's products are manufactured overseas. NPI's products are manufactured based on NPI's specifications and design. Since 1995, NPI has changed all but one of its overseas suppliers, and as a result management believes it has been able to reduce purchasing costs and increase product quality. Currently, NPI has no long-term agreements with any overseas or domestic manufacturers for its products, but relies on management's personal contacts with such manufacturers in renewing its present agreements. There is no assurance that NPI will be able to renew its present agreements with manufacturers on terms economically favorable to NPI, if at all. The inability of NPI to renew its agreements on economically favorable terms would have a material adverse effect on NPI.

          NPI orders the materials for its principal products from the following manufacturers: Apollo Wire and Cable supplies NPI's electrical cord sets; Longqou Dongli Wire and Cable supplies NPI's booster cables; Rite Tech supplies NPI's surge strips; and Dashing Electric supplies NPI's night lights. To date, NPI has typically received shipments from the above suppliers within 8-10 weeks of order. Management believes that if NPI should be unable to utilize any of the above suppliers, it would be able to find alternative suppliers on comparable terms.

          Sales and Marketing

          Currently, NPI has no agreements with distributors, wholesalers, or retailers, but sells its products from its warehouse through the use of independent sales agents and through its in-house personnel. NPI contracts with agents, which are responsible for contacting potential customers and clients in a pre-determined sales area. NPI provides these agents with manuals, brochures, and other promotional materials which are used in the selling process. After sales are completed through the use of an agent, NPI directly bills the customer, and all payments are made directly to NPI. Agents are compensated solely on a commission basis, calculated on the net sales price of products which are invoiced to customers. No commissions are paid until NPI receives payment from customers.

          NPI also sells a substantial portion of its products under a customer friendly direct import program ("D/I program"). The D/I program offers NPI customers the additional services of arranging for overseas manufacturing and delivery to overseas freight forwarders. NPI can also arrange for the complete turn key deliveries of its products to its customers place of business in the United States. Under a turn key D/I program, NPI arranges, at an additional cost to its customers, on site factory inspections of the goods prior to the container loading, ocean and domestic freight services, customs and brokerage services, as well as container unloading at the customer's facility. NPI's direct import sales are primarily guaranteed through a customer irrevocable bank letter of credit issued by the customer. Currently, management estimates that over one half of sales are made through the use of its D/I program. Management believes the D/I program provides to its customers the most cost effective means of obtaining large volumes of products. The average volume of NPI's direct import shipments are substantially larger than its warehouse shipments (management estimates that D/I program orders average a minimum of $40,000 to a high of $1,200,000, as compared to warehouse shipments which average $1,200), however, NPI is unable to realize the same gross profit margins on D/I program orders, as compared to warehouse shipments. Management estimates that D/I program gross profit margins range from a low of 8% to a high of 19%, while the gross profit margins on its warehouse sales range from a low of 19% to a high of 40%.

          A substantial portion of NPI's revenues are derived through the sale of automotive booster cables and household electrical products, which experience the strongest demand during the winter and Christmas season. Therefore, NPI experiences its greatest sales and shipping activity during the summer months, with increases in inventories and receivables, which are reduced during the third and the last calendar quarters.

          NPI has chosen not to target several of the larger retailers in the consumer market such as Home Depot, Lowes, Builders Square, Wal-Mart, K-Mart, and Ace Hardware due to its capital limitations and due to the extreme competitive market conditions for such accounts. While there is no assurance, management believes it will be able to increase margins by focusing solely on smaller and mid-market retailers which management believes have been ignored by larger producers.

          In fiscal year 1998, Family Dollar Stores, West Coast Liquidations, and Consolidated Stores accounted for a large amount of NPI's revenues. There is no assurance that NPI will be able to retain these customers, and the loss of any of these customers may have an adverse effect on NPI.

          In December 1998, NPI entered into an agreement with Shabang! Shopping Service. Shabang hosts an online shopping service on the Internet and provides merchants with the ability to create a "virtual" store where customers can order products directly from the Internet. NPI's agreement expires in December 1999 and the monthly fee paid to Shabang is approximately $350.

          Competition

          In the safety products category of the automotive after-market, of which a substantial portion of NPI's products fall, NPI competes against a large number of suppliers many of which have far greater financial resources than NPI. In addition, management has seen little movement between suppliers at major national retailers, and as such, NPI's ability to increase market share will be limited. Management believes its primary competitors in the safety products market include General Cable, Coleman Cable, East Penn, Champion, and many other producers and importers. Based on current sales, management believes its market share of this safety products category to be approximately 4%. There can be no assurance that NPI will be able to successfully compete in this marketplace.

          In the consumer durables electrical products market, NPI competes against a large number of suppliers many of which have far greater financial resources than NPI. Management believes its primary competitors in the consumer durables market include Pacific Electricord Company, Woods Wire, General Cable, Coleman Cable, and various other producers. Based on current sales, management believes its market share of the consumer durables electrical product market to be approximately 1.4%. There can be no assurance that NPI will be able to successfully compete in this marketplace.

          Price is a highly significant factor in the safety products market and the consumer durables electrical products markets. Many of NPI's products are made to industry specifications, and are therefore essentially functionally interchangeable with those of competitors. However, NPI believes that significant opportunities exist to differentiate all of its products on the basis of quality, reliability, and customer service.

          Intellectual Property

          NPI has been issued the following trademarks: "Northeastern" (TM), expiring December 2006, "Jumpower" (TM), expiring February 2009, "The Bitty Booster Cable" (TM), expiring August 2008, "connections with quality" (TM), expiring October 2006, and "small enough to fit in your glove box strong enough to start your car" (TM), expiring October 2007.

          Employees

          As of December 1, 1999, NPI employed seven persons, on a full-time basis, including management, customer service, and warehouse employees. No employees are covered by a collective bargaining agreement. Management considers relations with its employees to be satisfactory.

          Facilities

          NPI currently operates from one facility in Nicholls, Georgia. Its facility is 30,000 square feet and is leased for $3,275 per month. The lease expires in October 1999 and NPI has exercised an option to renew such lease for an additional two-year period with the monthly lease payments increased based on the consumer price index.

Business Operations of Unlimited Coatings and Armor Linings

          Unlimited Coatings is a wholesaler of sprayed-on systems, technology and chemicals throughout the United States. Unlimited Coatings began its wholesale business in November 1995. Armor Linings is a retailer that applies a polyurethane sprayed-on liners to truck beds and other products.

          Products and Services

          Armor Linings operates a facility in Houston, Texas for the application of spray-on liners for truck beds, undercoating and rust-proofing of vehicles, and wholesale and retail sales of truck accessories. Armor Linings has established commercial applications of the coatings, which are applied for corrosion resistance and noise suppression in diverse uses. Applications include surfaces exposed to corrosive materials in chemical and refining plants, lining the interior of refuse containers (dumpsters), spraying floors and decks, and other applications where a tough surface, resistant to corrosion, moisture and wear is needed. The chemicals are supplied by Unlimited Coatings.

          Unlimited Coatings uses a two-component polyurethane formula that within minutes of being sprayed into a truck bed, bonds directly to the metal thereby forming a protective cushion between cargo and the truck bed. The bed liner also reduces noise, prevents rust, mildew, corrosion and prevents scratches and dings to the surface of the truck bed. The bed liners are crack and abrasion resistant, yet are flexible enough to expand and contract in extreme temperature conditions. In addition, the bed liners are skid resistant and will not break down or corrode when exposed to fertilizers and other corrosive chemicals. The bed liners come in various colors, including but not limited to, black, blue, brown, burgundy, green, and grey.

          Unlimited Coatings wholesale operation is in the business of selling the sprayed-on polyurethane lining systems, technology, and chemicals. After the initial sale of the system, Unlimited Coatings installs the system and trains the purchaser to safely and properly operate and maintain the lining system. After selling the system, Unlimited Coatings will typically continue to provide chemicals necessary for operation.

          Unlimited Coatings purchases the sprayed-on lining systems and chemicals from Artlux, S.A., and typically receives shipments within 48 hours of request.

          Sales and Marketing

          Unlimited Coatings has recently begun to advertise nationally for its wholesale operation in various trade publications, such as Body Shop Business, Truck Accessories News, Sema News, Trucking Times, and Restyling. In addition, Unlimited Coatings has, over the years, attended industry trade shows to market its wholesale business. Currently, Armor Linings' retail operation does not advertise its services except as in the Houston, Texas yellow pages, and relies primarily on word of mouth from former customers and truck dealers in and around the Houston area.

          Unlimited Coatings currently has no marketing plan. Management believes its ability to increase sales of its sprayed-on polyurethane lining systems, technology and chemicals is dependent upon, among other items, its ability to acquire smaller or equally sized companies in the same industry. In addition, even if Unlimited Coatings is able to acquire competitors, there can be no assurance that it will be successful in integrating the competitor into its business or that it will provide added value.

     Competition

     As the majority of Unlimited Coatings' revenues are generated from the wholesale operation, it competes primarily on a national level. Its current competitors include Rhino Liners, TOFF Liners, Linex, and Ultimate Linings. Armor Linings' current competitors include licensed distributors of products offered by Rhino Liners, TOFF Liners, Linex and Ultimate Linings.

     Unlimited Coatings is the fourth largest wholesaler of systems, training and chemicals used for sprayed-on truck bed linings. The industry leader is Rhino Liners, followed by Linex and Ultimate Linings. Unlimited Coatings markets through participation in trade shows and advertising in national trade magazines. Unlimited Coatings competes on the basis of price, quality, and service. As Armor Linings is a retailer, it competes with other retailers in the industry. Armor Linings also competes on the basis of price, quality, and service.


     Employees

     As of December 1, 1999, Unlimited Coatings employed four persons, on a full-time basis, including management, sales, and office employees. As of October 18, 1999, Armor Linings employed seven persons, on a full-time basis, including management, sales, and office employees. No employees are covered by a collective bargaining agreement. Management considers relations with its employees to be satisfactory.

     Facilities

     Unlimited Coatings and Armor Linings currently operate from one location in Houston, Texas, leased for approximately $3,400 per month. The facilities are approximately 8,750 sq. ft. and the lease expires June 2003. Both companies believe their present facility is adequate for their current needs.

Item 2.  Management's Discussion and Analysis

General

     The Company is a holding company, which currently has six operating subsidiaries. Har-Whit is a manufacturer and distributor of barbeque pits and a custom sheet metal fabricator. TRE which owns certain undeveloped real estate in Harris, Galveston and Chambers counties in Texas, some of which is held by its wholly-owned subsidiary, Midtowne Properties, Inc. TRE has no operating activities other than acquiring and holding real estate for investment purposes. Brenham has a non-operating royalty interest in a producing gas well. Acqueren which has no separate operations other than its investment in NPI and investments in marketable securities. NPI is a supplier of automotive after-market products and consumer durable goods. CRC and its subsidiary, Digital Research Corporation, is a provider of optical title and credits services and digital special effects for the motion picture industry. Marald which, along with Armor, provide spray-on bed liners as well as other related products. The acquisitions of Har-Whit, Acqueren, CRC, Marald, and Armor Linings were accounted for using the purchase method of accounting whereby the purchase price of the acquisition was allocated based upon the fair value of the assets acquired and liabilities assumed. If the purchase price exceeded the net fair market value of the assets acquired, any remaining purchase price was allocated to goodwill.

     The historical financial statements of AIII include the acquisitions of acquired companies as of the effective dates of the purchases and the results of these companies subsequent to closing, as these transactions were accounted for under the purchase method of accounting.

     The Company intends to continue to grow through the acquisition of companies, which can be acquired at reasonable earnings multiples and present opportunity for growth and profitability through the application of improved access to financing and management expertise afforded by synergistic relationships with the holding company and the other companies in the AIII group. Potential acquisitions are evaluated to determine that they would be accretive to earnings and equity, that the projected growth in earnings and cash flows are attainable and consistent with minimum expectations to yield desired returns to investors, and that management is capable of guiding the growth of operations, working in concert with others in the group to maximize opportunity.

     The Company intends to grow through the acquisition of additional and complimentary businesses and to expand its holdings in its various businesses. The Company expects to face competition for acquisition candidates, which may limit the number of acquisition opportunities and may lead to higher acquisition prices. There can be no assurance that the Company will be able to identify, acquire or manage profitably additional businesses or to integrate any acquired businesses into the Company without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of risks, including possible adverse effects on the Company's operating results, diversion of management's attention, failure to retain key personnel of the acquired business and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. The timing, size and success of the Company's acquisition efforts and the associated capital commitments cannot be readily predicted. The Company currently intends to finance future acquisitions by using shares of its Common Stock and other forms of financing as the consideration to be paid. In the event that the Common Stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to seek other forms of financing in order to maintain its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional equity or debt financing.

     As the Company's business strategy has been to acquire various companies, it has collected excess cash to effect such acquisitions. The Company has invested, at various times, a portion of its excess cash in investment securities. The Company chooses stocks that it believes are undervalued, with the expectation that they will rise in value. There is a risk that the value of these investments will not rise as high as the Company expects, or will fall. The Company only invests in liquid securities, in order to have immediate access to its cash reserves.

     Restatement of Prior Periods

     The Company's financial statements for the years ended December 31, 1997 and 1998, and June 30, 1998 and 1999 have been restated to reflect the acquisitions of TRE, Brenham, Midtowne and real estate held for sale at the seller's historical cost plus assumed liabilities. The acquisitions were previously recorded at fair values. The transactions have been recorded at carry-over cost since the shareholders of the entities of all these acquisition transactions are under common control. Accordingly, the Company restated its financial statements to reflect the real estate held for sales and natural gas and mineral interests at the seller's historical carry-over cost. The effects of the restatement are described in Note 18 to the Company's consolidated financial statements. The Company's financial statements at June 30, 1999 and for the six months then ended have also been restated to give effect to additional accrued liabilities and to certain reclassifications.

     New Accounting Pronouncements:

     Derivative and Hedging Activities - In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect adoption of the new standard on January 1, 2001 to affect its financial statements.

     Results of Operations - Consolidated  AIII

     Year Ended December 31, 1998 Compared With the Year Ended December 31,
1997.

     Net loss for the year ended December 31, 1998, was $645,973, as compared to $870,027 for the year ended December 31, 1997. The factors contributing to the decrease in the loss are discussed below:

     The net sales for the year ended December 31, 1998, were $10,213,039 as compared to $2,501,860 for December 31, 1997, such 308% increase being primarily attributable to the inclusion of Acqueren's sales since its acquisition as of July 1, 1998 and CRC's sales since acquisition as of October 1, 1998. NPI, a wholly-owned subsidiary of Acqueren, had sales for the six-month period of $6,211,170. CRC's revenues for the three-month period ended December 31, 1998 were $1,305,422. Har-Whit's sales for the year ended December 31, 1998 were $2,696,447, a 7.8% increase over the $2,501,860 reported in the prior year. Brenham reported royalty income of $72,048 in the current year, while no royalties were included in 1997, as Brenham was acquired in late December 1997. The only activity of Acqueren consisted of investments in various trading and available-for-sale equity securities. TRE and its subsidiary, Midtowne Properties Inc., had no sales of properties during the year 1998 and the operating expenses consisted primarily of property tax accruals.

     Cost of sales as a percentage of net sales for the year ended December 31, 1998, was approximately 79.5%, with gross margins of 20.5%, as compared to approximately 65.4% cost of sales and 34.6% gross margins during the year ended December 31, 1997. The change is the result of the inclusion of NPI which sustained gross margins averaging 13.9%. CRC posted margins averaging 34.5% and Har-Whit sustained 28.9% margins in 1998 as compared to 34.6% margins in 1997. The decreased margins at Har-Whit in 1998 are attributable to increased competitive pressures in bidding for fabrication jobs due to the slowing of oil and gas related work.

     Operating expenses for the year ended December 31, 1998, were $3,113,504, as compared to $1,674,172 for 1997. This increase is primarily the result of the acquisition of NPI, which had operating expenses of $504,755 since July 1, 1998; CRC incurred operating expenses of $642,743 between October and December 1998, including certain costs of relocating its digital operations to its optical facility. TRE incurred operating expenses, primarily property taxes, of $115,291. AIII incurred expenses at the corporate level of $892,265, including $150,000 in compensation expense to Mr. Dror. Corporate expenses also included the following expenses: $145,900 of professional fees related to the Company becoming a reporting entity, $55,700 non-cash compensation expense related to shares of stock granted to key employees, $80,100 of travel expenses, much of which related to the acquisition activity of management personnel. Management believes fiscal 1998 was a particularly active year for mergers and acquisitions, therefore related expenses were higher than would otherwise have been incurred.

     Other income amounted to $76,203 for the year 1998, including interest income of $45,936, investment income of $129,034, other income of $5,277, and $104,044 of interest expense. This compares to total other expense for 1997 of $61,860 which consisted of interest expense of $63,908 and other income of $2,048. The increased interest expense for 1998 results from the bank debt attributable to acquired companies and the financing cost associated with equipment leases of CRC. Investment income in 1998 was generated through net gains realized in the Company's sale of investments in trading and available-for-sale equity securities.

     Net Loss and Comprehensive Loss

     Consolidated net loss for the year ended December 31, 1998 was $645,973 as compared to the net loss sustained in 1997 of $870,027. Of the 1998 loss, $219,533 was incurred by CRC, $97,791 by TRE, and $800,174 by AIII. NPI realized net income of $394,581, Har-Whit had net income of $13,181, and Brenham had net income of $63,763. Tax benefits of $298,804 offset the consolidated losses. Unrealized losses on available-for-sale investments in equity securities of $18,964 are included as a component of stockholders' equity. Such unrealized investment losses are included as a component of comprehensive loss which totaled $664,937 for the year ended December 31, 1998.

     The prior year loss was attributable to the Har-Whit's operations as no other subsidiaries were owned at that time.

     Liquidity and Capital Resources - AIII

     Total assets at December 31, 1998, were $13,568,181, as compared to $2,683,081 at December 31, 1997, an increase of 406%. The increase is primarily attributable to AIII's acquisition of Acqueren and CRC.

     Total liabilities at December 31, 1998, were $6,372,479, as compared to $1,069,353 at December 31, 1997, and the increase is the result of 1998 acquisitions of Acqueren and CRC.

     At December 31, 1998, AIII's current working capital was $1,963,458 as compared to $344,093 at December 31, 1997. Cash flows during 1998 increased the beginning cash balance of $62,991 at December 31, 1997 to $2,149,916 at December 31, 1998.

     Cash flows used by operating activities were $625,576 in 1998 compared to $678,282 in 1997. The cash flows used in the operating activities was primarily the result of net loss from operations of $645,973 offset by non-cash items of $20,397 resulting in net cash flows used in operating activities of $625,576. Accounts receivable, inventory and other current assets decreased by $1,431,007, net of amounts acquired, due primarily to NPI's lower seasonal activity in the fourth quarter. Other assets increased $125,793 primarily due to a deposit for an option to purchase a building in downtown Houston, Texas. Accounts payable and accruals decreased due to the timing of payments of payables. Accrued property taxes increased due to the acquisition of additional land.

     Cash flows provided by investing activities were $471,973 in 1998 compared to $26,262 used in 1997 for capital expenditures. The cash flows provided by investing activities were primarily due to cash received in acquisitions of $1,036,242 from Acqueren. Investments in available-for-sale equity securities, net of unrealized losses, increased by $134,848 resulting from the Company's strategy to invest excess funds. Also, CRC and TRE used funds for capital expenditures and the purchase of real estate of $338,231. Net notes receivable of $91,190 were issued during the year including a note to the CEO.

     Cash flows provided by financing activities were $2,240,528 in 1998 compared to $708,276 provided in 1997. This is primarily due to the issuance of stock during 1998 which provided cash flows of $2,377,500 offset by CRC's principal payments on lease obligations, net of amounts acquired, of $137,661.

     To date, the Company has no commitments for any additional financing and there can be no assurance that any such financing will be available or, if it is available, that it will be available on acceptable terms. If adequate funds are not available to satisfy either short or long-term capital requirements, the Company may be required to limit its operations significantly. At December 31, 1998, the Company was in violation of certain financial ratios on its capital leases and has received a waiver for those violations from the lessor.

Media/Entertainment Segment:

     Results of Operations -- CRC

     For the three months ended December 31, 1998, CRC had net sales of $1,305,422, operating expenses of $642,743 and sustained an operating loss of $192,215.

     For the three months ended December 31, 1998, CRC cost of sales were $854,894 or 65.5% of net sales and margins of $450,528 averaged 34.5%. Operating expenses of $642,743 comprised 49.2% of net sales. Net loss for the period was $219,533.

     Liquidity and Capital Resources -- CRC

     Total assets of CRC at December 31, 1998, were $4,391,898, total liabilities were $3,319,431, and CRC had negative current working capital of $1,531,235. CRC had $154,502 net cash provided from operations, $42,088 net cash provided by investing activities, and $99,335 net cash provided by financing activities from the date of acquisition through December 31, 1998.

     CRC has arranged a line of credit, guaranteed by the parent, AIII to provide the financing necessary to support its operations and to meet its ongoing cash requirements. Management believes CRC has achieved significant economies and savings by relocating the operations of its digital operations into the building occupied by its optical operations. These changes reduced rent expenditures and eliminated some duplicate functions such as administrative support, equipment costs and supplies. Management believes that the consolidation has resulted in better co-ordination of projects involving both optical and digital work. CRC management identified the need to invest in improvements to the building it is leasing related to the relocation including improvements to comply with the California earthquake code. The Company estimates these costs to be approximately $150,000 and were agreed to in connection with a modification in the lease to extend the term and to obtain an option to buy the building which expires in July 1999.

     In September 1998, CRC borrowed $1,000,000 in the form of a balloon promissory note from a financial institution at the institution's prime interest rate, which matures in November 2000. That borrowing was used to retire bank and other indebtedness which existed prior to the acquisition by AIII. Beginning in February 1999, CRC is making quarterly payments of accrued interest. CRC has (i) an outstanding note payable to a former stockholder of CRC of $196,225, due in monthly payments of $6,325 through September 2003, and (ii) an outstanding note payable to an officer and director of CRC payable on demand of $284,072 at an interest rate of 8% per annum. In June 1999, the $196,225 note was forgiven in consideration for the assignment of an option to purchase the building occupied by CRC. AIII has committed to funding the operations of CRC until December 31, 1999.

Industrial/Commercial Segment:

     Results of Operations -- NPI

     From the date of its acquisition through December 31, 1998 NPI had net sales of $6,211,170, operating expenses of $541,092, and operating income of $322,946. Other expense of $71,635, includes net interest expense of $9,355 and loss on disposition of equipment of $21,994. Net income for the six months ended December 31, 1998 was $301,685.

     Liquidity and Capital Resources NPI

     NPI has financed its operations to date primarily through advances from its parent company, Acqueren, which had raised equity financing through sales of its equity securities prior to the acquisition of Acqueren by AIII. Total assets of NPI at December 31, 1998, were $2,357,916, total liabilities were $1,477,542 and current working capital of $1,043,135 existed at December 31, 1998.

     NPI and Acqueren had $112,648 combined net cash provided from operations, $480,016 combined net cash provided by investing activities, and $10,626 combined net cash used in financing activities for the six months ended December 31, 1998.

     At December 31, 1998 NPI had an outstanding note payable to a former stock holder of Acqueren of $300,000 at an interest rate of 6% per annum, with a payment of $100,000 due in August 1999 and 2000 and the remainder due in August 2001. As the Company is involved in litigation with the former principal stockholder of Acqueren, the Company paid the entire note plus accrued interest through the court.

     Results of Operations - Har-Whit

     Net sales of Har-Whit for the year ended December 31, 1998 totaled $2,696,447, an increase of 7.8% over the $2,501,860 sustained in 1997. Little marketing and advertising has been done to promote sales of barbeque pits as "word of mouth" advertising has been the principal marketing approach.

     For 1998, Har-Whit had cost of sales of $1,918,489 or 71.1% of sales as compared to $1,635,835 or 65.4% during 1997. Reduced margins result from competitive pressures in fabrication work. In 1998, Har-Whit had operating expenses of $887,832 or 32.9% of sales compared to $1,027,255 or 41.1% of sales for 1997. The reduction of operating expenses is primarily attributable to reduced insurance costs resulting from renegotiations of all insurance policies. Har-Whit also had decreases in its freight and supplies expenses in 1998 compared to 1997. Har-Whit had an operating loss for 1998 of $109,874 as compared to an operating loss of $161,250 for 1997.

     Liquidity and Capital Resources - Har-Whit

     Har-Whit has arranged for a $150,000 line of credit with a financial institution secured by its accounts receivables. The interest rate for the line of credit is 10.50% and matured on March 18, 1999. Minimum monthly payments of accrued unpaid interest began on April 18, 1998. As the borrowing is secured by Har-Whit's accounts receivable, the amount actually available under the line of credit will fluctuate, and based on accounts receivables at December 31, 1998, approximately $50,000 additional borrowing is currently available. Har-Whit has an outstanding note payable to another financial institution of $574,276 at an interest rate of 9.75% per annum due in monthly payments of $7,895 through February 2003 with the remaining amount due in March 2003.

     During 1998 Har-Whit had $170,623 provided by operations, used $146,341 in investing activities, used $23,527 in financing activities and had resulting net cash flows of $755 for the year ended December 31, 1998. This compares to $397,351 used by operations, $26,262 used in investing activities and $404,820 provided by financing activities, resulting in an decrease in cash of $18,793 during 1997.

     Results of Operations - Consolidated AIII

     Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998.

     Consolidated net loss for the six-month period ended June 30, 1999 was $164,646 as compared to a loss during the six months ended June 30, 1998 of $386,011. The factors contributing to the consolidated net loss for the period are discussed below:

     The net sales for the six months ended June 30, 1999, were $9,913 as compared to $1,150,082 for June 30, 1998, such 762% increase being primarily attributable to the inclusion of the sales of NPI, CRC, Marald, Armor Linings and TRE. NPI had sales for the six-month period of $5,276,066. CRC revenues for the six month period ended June 30,1999 were $2,011,321. Marald had revenues of $935,145 net of inter-company sales of $39,414, while Armor Linings revenues amounted to $131,407. Har-Whit sales for the six months ended June 30, 1999 were $959,946 as compared to $1,150,082 for the six months ended June 30, 1998. TRE recognized a real estate option sale of $600,000 for the six-month period ended June 30, 1999, while it had no sales activity for the comparable six months of 1998. Brenham reported royalty income of $5,821 in the current six months compared to $24,630 during the first six months of 1998. The activity of Acqueren during the six months ended June 30, 1999, consisted of investments and trading in various investment and available-for-sale equity securities; such activity resulting in unrealized investment losses of $242,603 and realized investment earnings of $1,145,033. Cost of sales as a percentage of net sales for the six months ended June 30, 1999 was approximately 80.8%, with gross margins of 19.2%, as compared to approximately 67.6% cost of sales and 32.4% gross margins during the six-month period ended June 30, 1998. The change is the result of the inclusion of NPI, which sustained gross margins averaging

11.5% during the six months. CRC posted margins averaging 7.7% during the six months ended June 30, 1999, while Har-Whit sustained 30.7% margins in 1999, as compared to 32.4% margins in 1998. During the first six months of 1999, TRE experienced margins of 83.3% on its $600,000 sale of a real estate option, as the $100,000 cost associated with the contract constituted 16.7% of sales.



     Operating expenses for the six months ended June 30, 1999 were $2,876,136 as compared to $771,285 for the six months ended June 30, 1998. NPI had operating expenses of $510,357 during the six months ended June 30, 1999. CRC incurred operating expenses of $848,187 including certain costs of relocating the digital operations to the optical facility. Marald incurred $192,822 in operating expenses during the six months ended June 30, 1999. Armor Linings operating expenses during the six months were $38,198. TRE incurred operating expenses, primarily property taxes, of $48,398. Har-Whit sustained operating expenses of $310,326 during the six months ended June 30, 1999 as compared to $450,230 during the comparable period last year. During the six months ended June 30, 1999 operating expenses of Brenham totaled $5,014. During the six months ended June 30, 1999, AIII incurred expenses at the corporate level of $890,784, including $406,521 of legal & professional fees and $50,000 amortization of goodwill, as compared to $290,630 during the comparable period last year.

     Other income (expense) amounted to $804,273 for the six-month period ended June 30, 1999, including interest and dividend income of $30,279. Acqueren reported unrealized investment losses of $242,603 and realized investment income of $1,145,033 during the six months ended June 30, 1999. Interest expense of $204,322 during the first six months of 1999 compares to $27,100 of interest expense in the comparable period last year. The increase is primarily attributable to the increase in debt of CRC and the increase in equipment leases of CRC. Other income (expense) for the six-month period ended June 30, 1998 was $39,392. The increase over the prior year is attributable to the increased activity of the Company.

     Net Income and Comprehensive Income

     Consolidated net loss for the six-month period ended June 30, 1999 was $164,646 as compared to the net loss of $386,011 sustained in the six months ended June 30, 1998. During the six months ended June 30, 1999, TRE had net income of $458,022, NPI posted net income of $95,449, Har-Whit had a net loss of $44,034, CRC posted a loss of $799,184 and Brenham had net income of $1,809. Marald earned $103,572 and Armor Linings earned $13,123. AIII sustained a loss of $885,514 at the corporate level. Acqueren reported income of $892,111. Of the prior year loss, $467,577 was incurred by AIII at the corporate level, $16,363 loss by Brenham, $12,143 loss by TRE, offset by earnings of $77,346 by Har-Whit.


Liquidity and Capital Resources - AIII

   Total assets at June 30, 1999, were $17,473,279, as compared to $13,568,181 at December 31, 1998, an increase of 28.8%. The increase is primarily attributable to increase in the value of trading securities, increased inventories and accounts receivable at NPI and Har-Whit, and the acquisition of Marald and Armor Linings.

   Total liabilities at June 30, 1999, were $8,923,908, as compared to $6,372,479 at December 31, 1998. The increase is primarily attributable to increased activity by NPI and the acquisitions of Marald and Armor Linings.

   At June 30, 1999, AIII's current working capital was $998,581 as compared to $1,963,458 at December 31, 1998. The decrease in working capital is primarily attributable to the purchase of certificates of deposit securing borrowings of CRC and Har-Whit. AIII's consolidated cash position at June 30, 1999, was $1,794,941, including

$1,150,000 in restricted certificates of deposit, as compared to $2,149,916 at December 31, 1998. The value of investments in marketable securities at June 30, 1999 was $1,431,262 compared to $534,654 at December 31, 1998. Accounts receivable, net of allowance for doubtful accounts, at June 30, 1999 were $3,908,030 compared to $1,641,469 at December 31 1998. Inventories were $1,241,645 at June 30, 1999 as compared to $1,055,091 at December 31, 1998.

   The principal reason for the increase in accounts receivable over the prior year-end and comparable period of the prior year relates to the seasonal nature of the business of NPI. A substantial portion of the revenues of NPI are derived through the sale of automotive booster cables and household electrical products which experience the strongest demand during the winter and Christmas season. Therefore, NPI experiences its greatest sales and shipping activity during the summer months, with increases in inventories and receivables, which are reduced during the third and the last calendar quarters. Of the $3,908,030 total accounts receivable at June 30, 1999, NPI had $3,334,151 or 85% of the total outstanding accounts receivables, CRC had $239,531, Har-Wit had $150,945, Armor had $51,253, and Marald had $142,150. At November 9, 1999, all receivables of NPI which were open at June 30, 1999 have been collected except for $8,000. The open balances of all other companies at June 30 were approximately 30 days sales, or less.

   In November 1998 the Board of Directors authorized management to purchase from time to time up to 10 million shares of the Company's common stock, as deemed appropriate by management. To date the Company has purchased a total of 220,000 shares from two former officers of the Company. The purchases were made in two separate transactions in November 1998. In one transaction $20,000 was paid for 110,000 of the Company's shares and in the other transaction $12,500 was paid for 110,000 of the Company's shares. In both instances, the Company either paid at market or below market value for the treasury shares. Those transactions were funded from the Company's general operating funds. The Company does not intend to repurchase significant numbers of its shares in the future.

   To date, the Company has no commitment for any additional financing and there can be no assurance that any such financing will be available or, if it is available, that it will be available on acceptable terms. If adequate funds are not available to satisfy either short or long-term capital requirements, the Company may be required to limit its operations significantly.

Media/Entertainment Segment:

   Results of Operations - CRC

   For the six-month period ended June 30, 1999, CRC recorded sales of $2,011,321, operating expenses of $848,187 and sustained an operating loss of $693,514. Interest expense of $106,001 brings the year-to-date losses to $799,184. Sales for the period were adversely affected by general downturn affecting the movie industry and seasonal influences as well as the anticipation by the studios, of the merger with PTM. Expecting that the new work would be performed at the PTM facilities, several of the studios began booking their work at PTM. It is expected that those influences will continue to be reflected in operating results for some time. In anticipation of the merger, staff reductions resulted in additional payroll expense due to payment of severance and accrued vacation time. In September 1999, it was determined that the PTM transaction would not close due to unforeseen circumstances.

   Liquidity and Capital Resources - CRC

   Total assets of CRC at June 30, 1999, were $3,954,360, total liabilities were $3,315,918, and CRC had negative current working capital of $1,543,306. For six months ended June 30, 1999, CRC had $188,598 net cash provided from operations, $124,840 net cash used in investing activities, and $36,658 net cash used by financing activities.

   CRC has arranged a line of credit, secured by the certificate of deposit of AIII, to provide the financing necessary to support its operations and to meet the ongoing cash requirements of the company. Expenditures for upgrading equipment may be made to maintain the ability to provide quality services. Losses and costs associated with the attempted merger with PTM added to the financing requirements of CRC.

   In September 1998, CRC borrowed $1,000,000 in the form of a promissory note from a financial institution at the institution's prime rate, which matures in November 2000. That borrowing was used to retire bank and other indebtedness, which existed prior to the acquisition by AIII. The $1,000,000 note is secured by the assets of CRC and the pledge of a certificate of deposit in the amount of $1,000,000, owned by AIII. AIII has committed to funding the operations of CRC until at least December 31, 1999.

   In June 1999, an agreement was reached with David Miller, a former selling stockholder of CRC, whereby in exchange for assigning to Miller the Company's option to purchase the building currently leased by CRC, Miller granted CRC forgiveness of $365,158 owed to him as reimbursement of various expenses and advances made by him on behalf of CRC. CRC recorded a contribution to equity related to such forgiveness.

Industrial/Commercial Segment

   Results of Operations - NPI

   For the six months ended June 30, 1999 NPI had net sales of $5,276,066, operating expenses were $510,357, and operating income of $97,358. Other expense of $1,909 includes net interest expense of $9,635. Net income for the six months was $95,449.

   Liquidity and Capital Resources - NPI

   NPI financed its operations during the six months ended June 30, 1999 through internally generated cash flows. For the six months ended June 30, 1999 NPI had $586,856 used by operations, used $6,855 in investing activities and had $165,000 provided through financing activities.

   The Company has been involved in litigation through the suit filed against the former principal stockholder of Acqueren. That action, filed in Galveston County, Texas, related to representations made by certain selling shareholders of Acqueren, prior to the acquisition. On August 17, 1999, those selling shareholders filed an action in New York alleging misrepresentations by AIII. The parties are currently in negotiations to settle both law suits. Management expects the outcome of such litigation will not have a material adverse effect on the Company.

   Results of Operations - Har-Whit

   For the six months ended June 30, 1999 sales amounted to $959,946, a decrease of 16.5% compared to the $1,150,082 sustained in 1998. The decrease in sales is attributable to increased competitive pressures in bidding for fabrication work, due to the downturn in oil and gas related work. Little marketing and advertising has been done to promote sales of barbecue pits, as "word of mouth" advertising has been the principal marketing approach. Management believes an opportunity exists to create significantly greater demand through expanded marketing and promotion.

   Har-Whit cost of sales amounted to $664,881 or 69.3% of sales and margins of $295,065 represent 30.7% of sales during the six months ended June 30, 1999. During the six-month period ended June 30, 1998, Har-Whit cost of sales of $777,100 constituted 67.5%, and margins of $372,982 were 32.5% of sales. Operating expenses of $310,326 comprised 32.3% of sales during the six-month period ended June 30, 1999 as compared to $450,230, 39.2%, in the comparable period in 1998. The operating loss of $15,261 for the six months ended June 30, 1999 compares to an operating loss of $77,248 during the six-month period ended June 30, 1998. Interest expense in the six months ended June 30, 1999 of $31,762 compares to $27,100 in the comparable period in 1998.

   Liquidity and Capital Resources - Har-Whit

   Har-Whit has arranged a $150,000 line of credit with a financial institution secured by its accounts receivable and pledge of the parent company's $150,000 certificate of deposit. The interest rate for the line of credit is at 8% per annum and the note matures in May 2000. At June 30, 1999, Har-Whit had an outstanding note payable to a financial institution of $552,286 at an interest rate of 9.75% per annum due in monthly payments of $7,895 through February 2003 with the remaining amount due in March 2003. During the six months ended June 30, 1998, Har-Whit had $159,273 provided by operating activities, $16,449 used in investing activities, and used $144,186 in financing activities. During the six months ended June 30, 1999, Har-Whit had $9,477 provided by operating activities, $3,750 used in investing activities, and provided $9,127 through financing activities.

   Results of Operations - Marald

   During the six-month period ended June 30, 1999, Marald had sales of $974,559, cost of sales of $675,258, comprising 69.3% of sales, and margins of $299,301 represent 30.7% of sales. Operating expenses of $192,822 were 19.8% of sales. Interest expense was $2,909 and net income of $103,572 represented 10.6% of sales. Management believes truck sales and the demand for spray-on liners
will increase.   As such, Marald has launched an enhanced marketing and dealer support program to capture market share and introduce additional products through the dealer network.

   Liquidity and Capital Resources - Marald

   In August 1999 Marald arranged a $100,000 working capital line of credit, with interest at prime plus two percent, secured by its inventory and accounts receivable and parent guarantee, in addition to a $125,000 line of credit secured by the parent, at prime plus two percent. As of June 30, 1999, the Company has drawn $105,000 from the line of credit arrangement. Increasing sales levels may require additional working capital financing. Although there is no assurance, Marald expects to be able to secure such financing on favorable terms. During the

During the six months ended June 30, 1999, Marald had $11,355 used by operating activities, $8,071 used in investing activities, and provided $74,193 through financing activities.

   Results of Operations - Armor Linings

   Since its acquisition on April 29,1999, Armor Linings sales amounted to $131,407, cost of sales of $80,944 were 61.6% of sales, operating expenses were $38,198 and net income was $13,123.

   Liquidity and Capital Resources - Armor Linings

   At June 30, 1999 Armor had no financing requirements as its operations have been financed through its internal cash flows. Although there is no assurance, it is expected that working capital financing will be available at favorable terms when the growth of the company requires such arrangements. For the period from acquisition through June 30, 1999, Armor generated $8,117 from operations, used $714 in investing activities, and used $5,183 in financing activities.

Real Estate Held for Sale

   The real estate portfolio owned by the Company is being marketed by Real America Corporation, an experienced real estate brokerage firm having over thirty years experience in the Houston, Texas real estate market. The Company has been advised by Real America as well as by the independent appraisers of the properties that in the present Houston real estate market the Company should maximize the properties value. At the present time a number of offers have been received on several of the properties with consideration far in excess of the present book value of the properties and on one occasion, above the appraised value. The Company is entertaining these offers. All of the properties have "For Sale" signs prominently displayed and are actively being marketed. The Company, relying on reputable MAI appraisers and having recently having all of the properties appraised, and fully aware of the current strong demand in the local market, is of the opinion that no impairment of value exists. There is no assurance that the real estate market will not downturn, and if such an event occurs, there is no assurance that the Company will be able to realize these values.

Year 2000 Compliance

   The Year 2000 issue is the result of computer systems that use two digits rather than four to define the applicable year, which may prevent such systems from accurately processing dates ending in the year 2000 and after. This could result in system failures or in miscalculations causing disruption of operations, including, but not limited to, an inability to process transactions, to send and receive electronic data, or to engage in routine business activities and operations.

   Management has spoken to all management personnel at each of its subsidiaries regarding their company's reliance on computer systems. Based upon these discussions, management believes that the Company does not have significant exposure to the Year 2000 issue. The subsidiaries operations do not rely on computer operations for conducting the significant parts of its business, and accordingly, the Company does not believe that its products and services involve any material Year 2000 risks.

   In the first quarter of 1999, the Company established a formal Year 2000 task force to develop and implement a Year 2000 readiness program. As a result, the Company has completed the implementation of Year 2000 compliant accounting systems, policies and procedures throughout all of the subsidiaries.

   In addition to reviewing its internal systems, the Company is in communications with its significant customers and vendors concerning Year 2000 compliance, including electronic commerce. There can be no assurance that the systems of other companies that interact with the Company will be sufficiently Year 2000 compliant so as to avoid an adverse impact on the Company's operations, financial condition and results of operations. If the Company's vendors are adversely affected by Year 2000 failures, the Company's subsidiaries, specifically, Har-Whit, NPI, and Unlimited Coatings, may be forced to utilize different vendors for its raw materials, which may raise its cost of goods. In addition, if the Company's banking institutions are adversely affected by Year 2000 failures, the Company could be materially adversely affected.

   The Company's costs incurred to address the Year 2000 issue has not had a material adverse effect on the Company's financial condition, results of operations or liquidity.

   The Company believes that it has satisfactorily remedied its Year 2000 issues and believes it is substantially Year 2000 compliant. However, the Company may be adversely affected by the inability of other companies whose systems interact with the Company to become Year 2000 compliant and by potential interruptions of utility, communication or transportation systems as a result of Year 2000 issues.

   Although the Company believes its internal systems to be Year 2000 compliant as described above, the Company has completed a contingency plan that specifies what it plans to do if it or important external companies are not Year 2000 compliant in a timely manner. The Company's contingency plan includes increased work hours for its employees, short to medium term use of back-up equipment and software, and other approaches that management deems necessary. If the Company is required to implement its contingency plan, its business and financial operations may be adversely affected.

Item 3. Description of Property

     The Company operates Brenham and TRE from its office in Kemah, Texas. In June 1999, the Company entered into a five-year lease agreement for the Company's office in Kemah, Texas at a monthly rental rate of $1,335. See Item 1. Description of Business: "Business Operations of Har-Whit/Pitt's & Spitt's, Inc.," "Business Operations of Acqueren, Inc.," and "Business Operations of Unlimited Coatings and Armor Linings," for a description of properties for Har-Whit, NPI, CRC, Unlimited Coatings, and Armor Linings. The Company believes its various facilities are adequate to meet current business needs, except as discussed in Item 1, and that its properties are adequately covered by insurance.

     The following table sets forth the properties owned by TRE, including all properties owned by its wholly-owned subsidiary Midtowne Properties, Inc. All properties listed are owned free of any mortgage obligations, however certain properties are subject to property taxes in the amount of approximately $357,000, as designated below, in the aggregate. TRE holds undeveloped commercial properties for sale, although management may pursue, without a vote of shareholders, development opportunities it believes to be economically favorable. At the present time TRE has no plans to develop any of its properties.

                       Property Description and Location

286 acres, State Highway 146,               736 acres, Anahuac,
Galveston County, Texas                     Chambers County, Texas

23 acres, North U.S. 59, Houston,           15 acres, North U.S. 59, Houston,
Harris County, Texas                        Harris County, Texas

1 acre, Greens Road, Houston,               43 acres, Airport Blvd., Houston,
Harris County, Texas                        Harris County, Texas ($193,000 of
                                            property tax)

17,346 sq. ft., S.E. Corner of South        4,410 sq. ft., N.E. Corner of Fannin
Main St. and Ruth St., Houston, Harris      and Blodgett, Houston, Harris
County, Texas ($71,000 property tax)        County, Texas ($56,000 property tax)

22,248 sq. ft., N.E. Corner Almeda and
Riverside Dr., Houston, Harris County,
Texas ($37,000 of property tax)

Item 4. Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth, as of December 1, 1999, the number and percentage of outstanding shares of Company Common Stock owned by (i) each person known to the Company to beneficially own more than 5% of its outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all executive officers and directors as a group.


NAME AND ADDRESS OF                        NUMBER OF SHARES OF COMMON STOCK        PERCENTAGE OF
BENEFICIAL OWNER/(1)/                             BENEFICIALLY OWNED                 OWNERSHIP
Daniel Dror Sr.                                       2,000,000/(3)/                   1.5%

Elk International Corporation, Ltd.                  20,560,000/(2)/                  15.3%

William Dartmouth                                       110,000                         *

Marc Fields                                                  --                         --

Erick Friedman                                        3,200,000                        2.4%

John W. Stump III                                       220,000/(4)/                    *

Rebekah Laird-Ruthstrom                              16,081,000/(5)/                  12.0%

All executive officers and directors as a            21,611,000                       16.1%
group (5 persons)

-----------------

(*)  Indicates ownership of less than one percent.
(1) The business address of each principal stockholder is the same as the address of the Company's principal executive offices except Mr. Fields whose business address is 11601 Highway 32 in Nicholls, Georgia 31554.
(2) The principal of Elk International Corporation, Ltd. is Elkana Faiwuszewicz, Mr. Dror's brother. Mr. Dror has no interest nor is he an officer or director of Elk International Corporation, Ltd.
(3) Consists of an option to purchase 2,000,000 shares of Common Stock at an exercise price of $0.12 per share.
(4) Consists of (a) an option to purchase 20,000 shares of Common Stock at an exercise price of $0.34 per share; (b) an option to purchase 100,000 shares of Common Stock at an exercise price of $0.24 per share, and (c) an option to purchase 100,000 shares of Common Stock at an exercise price of $0.19 per share.
(5) Includes: (a) 7,901,0000 shares of Common Stock held by the Daniel Dror II 1976 Trust, of which Ms. Ruthstrom is trustee, and (b) 8,080,000 shares of Common Stock held by Daniel Dror & Company, Inc., of which Ms. Ruthstrom is an officer.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     Pursuant to the Company's Certificate of Incorporation and its By-Laws, the members of the Board of Directors serve for one-year terms. The Company's directors and executive officers are:

Name                              Age               Position

 Daniel Dror, Senior               59      Chairman of the Board, Chief
                                           Executive Officer

 William Dartmouth                 50      Director

 Erick Friedman                    60      Director

 John W. Stump III                 55      Chief Financial Officer

 Rebekah Laird-Ruthstrom           45      Secretary and Treasurer

          Daniel Dror has served as chairman of the board and chief executive officer of the Company since September 1997. From September 1993 until April 1999, Mr. Dror has served as chairman of the board and chief executive officer of Daniel Dror and Company, Inc. an investment and business management company. From April 1994 to November 1996, Mr. Dror served as chairman of the board and chief executive officer of Microtel International, Inc., a public company in the telecommunication business. From 1982 until 1993, Mr. Dror served as chairman of the board and chief executive officer of Kleer-Vu Industries, Inc., a public company.

          William Dartmouth has served as director of the Company since September 1997 and as a director of Brenham since January 1998. From 1985 until 1990, Mr. Dartmouth was a director of Carricke Communications, a distributor of satellite dishes. In 1989 he was a founder of Kirklees Cable, a cable franchise company which was acquired by International Cable Tel in 1993. In 1990 he was a founder of White Rose Television Ltd., a regional television franchisee. Mr. Dartmouth served as a director of Kleer-Vu Industries, Inc. from 1983 until 1993. Since 1994, Mr. Dartmouth has been a director of Microtel International, Inc., a public company in the telecommunication business.

          Erick Friedman has served as director of the Company since May 1998. Since 1989, Mr. Friedman has been employed by Yale University School of Music as a professor of music. Since 1968, Mr. Friedman has invested in various companies.

          John W. Stump III has served as chief financial officer of the Company since August 1998. From December 1996 to October 1997, Mr. Stump served as chief executive officer of Changes International. From April 1996 to December 1996, Mr. Stump served as chief operating officer and chief financial officer of Nutrition Resources, Inc. From February 1993 to April 1996, Mr. Stump served as Acquisitions Analyst for Movie Gallery, Inc. Mr. Stump is a Certified Public Accountant and has over twenty years of financial and accounting management experience including public reporting and investor relations.


          Rebekah Laird-Ruthstrom has served as secretary, treasurer, and executive assistant secretary of the Company since February 1998. Since September 1993, Ms. Laird-Ruthstrom has served as assistant secretary, treasurer, and executive assistant of Daniel Dror and Company, Inc. and since April 1999 she has served as vice president. From July 1994 to April 1997, Ms. Laird-Ruthstrom served as executive assistant of Microtel International, Inc.

Item 6. Executive Compensation

          The following tables contain compensation data for the Chief Executive Officer and other named executive officers of the Company for the fiscal year ended December 31, 1998; with respect to this information for Mr. Fields, compensation is reported for the Company's fiscal year (NPI's fiscal year end is June 30):


                                            Annual Compensation                  Long Term Compensation
                                            -------------------                  ----------------------

                                                         Bonus/                            Securities
                                                      Other Annual                         Underlying         All Other
   Name and Principal        Fiscal                   Compensation     Stock Award/(1)/     Options/           Compen-
       Position               Year         Salary                                             SARs              sation
Daniel Dror, Sr./(2)/,        1998        $150,000     $5,750/(3)/       $23,640/(4)/     2,000,000/(5)/
CEO

                              1997              --          --                 --                --               --

Marc Fields,                  1998        $124,000          --                 --                --               --
President NPI
                              1997        $127,483          --                 --                --               --

                              1996        $117,616          --                 --                --               --

_______________
(1)  The issuance of Common Stock was awarded for services rendered.
(2)  Mr. Dror began serving as CEO of the Company in September 1997.
(3) Represents total payments made by the Company for automobile owned by the Company which Mr. Dror utilizes for the fiscal year.
(4) Consists of: (a) 100,000 shares of Common Stock granted in January 1998, and (b) 100,000 shares of Common Stock granted in May 1998, pursuant to an employment agreement.
(5) In May 1998, Mr. Dror was granted an option to purchase 2,000,000 shares of Common Stock at an exercise price of $0.12 per share expiring in May
     2001.

(6) In November 1998, Mr. Dror executed a promissory note payable to the Company for $91,294, in consideration for advances made to Mr. Dror by the Company in the same amount, which note was forgiven. As such, the salary amount includes $91,294

Employment Agreements

     In May 1998, Mr. Dror entered into a three-year employment agreement with the Company which provided for compensation of 100,000 shares of Common Stock and options to purchase 2,000,000 shares of Common Stock at $0.12 per share expiring in May 2001. In October 1998, Mr. Dror terminated the employment agreement dated May 1998, and entered into a new three-year employment agreement with the Company, which provides for a monthly salary of $1,000. The employment agreement provides for a bonus to be determined by the Board of Directors. The employment agreement may be terminated by the Company, upon death or disability of Mr. Dror, or with cause, which includes, without limitation, gross negligence, the failure to perform essential duties, and the willful engaging in misconduct injurious to the Company.

     In September 1994, Mr. Fields entered into an employment agreement with NPI to serve as president and chief operating officer of NPI on an at-will basis, which provided for an annual salary of $110,000, which was raised to $124,000 in 1998. The employment agreement provides for a bonus of 10% of the amount equal to NPI's operating income, less rent and interest expense, which exceeds $500,000. The employment agreement grants Mr. Fields an option to purchase NPI common stock equal to 5% of NPI's equity at an exercise price of 5% of the total shareholder's equity, if NPI conducts an initial public offering of its common stock during Mr. Field's employment. The employment agreement provides for a disability insurance policy as well as a life insurance policy in the name of Mr. Fields' spouse in the amount of approximately three times Mr. Fields salary. The employment agreement provides that upon termination NPI has the option to have Mr. Fields sign a one-year non-compete agreement in exchange for one year's base salary.

     In September 1998, Mr. Jordan Friedberg entered into a five-year employment agreement with Modern Film Effects and Digital Research Corporation collectively, which provides that Mr. Friedberg serve as chief executive officer and president to the companies at an annual salary of $65,000 for the initial year to be increased annually thereafter at a rate of 10% per annum. The agreement provides for reimbursement for an automobile lease with lease payments not to exceed $1,000 per month. The employment agreement may be terminated only upon the permanent disability of Mr. Friedberg or with cause.

     In April 1999, Mr. Stump entered into a three-year employment agreement with the Company, which provides for a monthly salary of $8,500. The employment agreement provides for a bonus to be determined by the Board of Directors. The employment agreement may be terminated by the Company, upon death or disability of Mr. Stump, or with cause, which includes, without limitation, gross negligence, the failure to perform essential duties, and the willful engaging in misconduct injurious to the Company.


     In March 1999, Juan Carlos Martinez, president of Marald, entered into a two-year employment agreement with the Company, which provides for a monthly salary of $7,500. The employment agreement provides for a bonus to be determined by the Board of Directors. The employment agreement may be terminated by the Company, upon death or disability of Mr. Martinez, or with cause, which includes, without limitation, gross negligence, the failure to perform essential duties, and the willful engaging in misconduct injurious to the Company.

     In September 1998, David R. Miller entered into a six-year employment agreement with Modern Film Effects, Inc. and Digital Research Corporation collectively, which provides that Mr. Miller serve as a consultant to the companies for the initial year at a monthly salary of $6,000 and subsequently to serve as an employee for the remaining five years at a to be determined salary. The employment agreement provides for reimbursement for an automobile lease with lease payments not to exceed $1,200 per month. The employment agreement may be terminated only upon the permanent disability of Mr. Miller or with cause.

     The Company or its subsidiaries do not maintain life insurance on any of its directors or employees. The directors serve without cash compensation, but can be granted stock as discussed in "Certain Relationships and Transactions."

Stock Options And Warrants

     The following table provides information on the warrants and options granted to the indicated officer and director during the fiscal year ended December 31, 1998:

                               INDIVIDUAL GRANTS

      Name             Shares Underlying      Percent of Total Grants    Exercise      Expiration
                        Options Granted             To Employees           Price          Date
Daniel Dror, Sr./(1)/     2,000,000/(1)/                99%               $0.12         5/14/01

Marc Fields/(1)/                 --                     --                   --              --

______________
(1) As of December 31, 1998, options to purchase 7,720,000 additional shares of Common Stock were outstanding at prices between $0.02 and $0.34 per share, which expire no later than December 2002.


                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1998
                          AND YEAR-END OPTION VALUES

                        Shares                          Number of Securities                  Value of
       Name           Acquired         Value          Underlying Unexercised                 Unexercised
                         on          Realized                 Options                       in-the-money
                       Exercise                                                              Options/(1)/

                                                 Exercisable      Unexercisable      Exercisable       Unexercisable
Daniel Dror, Sr.           --           --          2,000,000                 --        $260,000           $-0-
Marc Fields                --           --                 --                 --              --             --

_______________
(1) Computed based on the differences between the fair market value on December 31, 1998 and aggregate exercise prices.


Item 7.  Certain Relationships and Related Transactions

     In January 1998, Mr. Dror was issued 100,000 shares of Common Stock in exchange for services rendered. In May 1998, Mr. Dror was granted 100,000 shares of Common Stock, pursuant to an employment agreement. In May 1998, Mr. Dror was issued an option to purchase 2,000,000 shares of Common Stock at an exercise price of $0.12 per share, which expires in May 2001, pursuant to an employment agreement. During fiscal year 1998, the Company advanced Mr. Dror a total of $74,404, and in November 1998 Mr. Dror executed a promissory note payable to the Company in the amount of $74,404 payable on demand at prime interest rate. In September 1997, Elk International Corporation, Ltd., which is controlled by Mr. Dror's brother, was issued an option to purchase 2,000,000 shares of Common Stock at a purchase price of $0.02 per share, which was exercised in June 1998. In September 1997, Elk International Corporation, Ltd., which is controlled by Mr. Dror's brother, was issued 5,000,000 shares of Common Stock at a purchase price of $0.03 per share. In May 1998, Elk International Corporation, Ltd., which is controlled by Mr. Dror's brother, was issued 3,500,000 shares of Common Stock for an aggregate purchase price of $300,000. In December 1998, Daniel Dror II was employed by the Company at a monthly salary of $750. In November 1998, Mr. Dror purchased GCA, Inc., a Texas corporation from the Company for $100. GCA, Inc. was purchased by the Company in December 1997 from an unrelated individual for 6,000,000 shares of Common Stock. Prior to Mr. Dror's acquisition of GCA, Inc., and as of November 1998, all assets of GCA, Inc. had been transferred to TRE and GCA, Inc. was not in good standing with the State of Texas. See "Item 1. Description of Business --General" for further discussion.

     In September 1998, Mr. Friedberg was issued an option to purchase 400,000 shares of Common Stock at an exercise price of $0.20 per share, which expires in September 2003. See "Item 1. Description of Business -- General" for further discussion.

     In September 1997, Mr. Hartis, a director of the Company at that time, was issued an option to purchase 500,000 shares of Common Stock at an exercise price of $0.02 per share, which expires in December 2002. In January 1998, Mr. Hartis was issued 100,000 shares of Common Stock in exchange for management services rendered. Based upon the market value of the restricted Common Stock ($.05 per share), $5,000 of compensation expense was recorded. In May 1998, Mr. Hartis was issued 250,000 shares of Common Stock at an aggregate purchase price of $25,000. As of November 9, 1998, the Company had not received payment. See "Item 1. Description of Business -- General" for further discussion.

     In September 1997, Mr. Whitworth, a director of the Company at that time, was issued an option to purchase 500,000 shares of Common Stock at an exercise price of $0.02 per share, which expires in December 2002. In January 1998, Mr. Whitworth was issued 100,000 shares of Common Stock in exchange for management services rendered. Based upon the market value of the restricted Common Stock ($.05 per share), $5,000 of compensation expense was recorded. In May 1998, Mr. Whitworth was issued 250,000 shares of Common Stock at an aggregate purchase price of $25,000. As of November 9, 1998, the Company had not received payment. See "Item 1. Description of Business -- General" for further discussion.


     In January 1998, Mr. Talan, a director of the Company at that time, was issued 100,000 shares of Common Stock in exchange for services rendered. In March 1999, Mr. Talan purchased 2,500,000 shares of Common Stock from the Company at an aggregate purchase price of $250,000. Mr. Talan served as chairman of the board of WWN and resigned as a director of the Company in July 1999.

     In January 1998, Mr. Dartmouth was issued 100,000 shares of Common Stock in exchange for services rendered.

     In May 1998, Ms. Laird-Ruthstrom was issued 50,000 shares of Common Stock in exchange for services rendered. In January 1999, Ms. Laird-Ruthstrom was issued an option to purchase 45,000 shares of Common Stock at an exercise price of $0.24 per share for services rendered.



     In May 1998, the Company entered into a one-year renewable lease agreement with a corporation affiliated with Mr. Dror, for the Company's office in Kemah, Texas at a monthly rental rate of $750. The Company did not renew the lease.

     In May 1998, the Company entered into a one-year renewable lease agreement with Elk International Corporation, Ltd., which is controlled by Mr. Dror's brother, for Mr. Dror's home office in Houston, Texas at a monthly rental rate of $800. The Company has renewed the lease.

     In January 1999, the Company issued Mr. Stump an option to purchase 100,000 shares of Common Stock at an exercise price of $0.24 per share and in March 1999, the Company issued an option to purchase 100,000 shares of Common Stock at an exercise price of $0.19 per share for services rendered.

     Effective January 1, the Company purchased Marald, Inc. in exchange for 3,500,000 shares of Common Stock, and a finders fee of $45,000 paid in part to a party related to Mr. Dror. In addition, under the terms of the acquisition agreement, the Company has agreed to provide chemicals at a discount to Toro Spray-On Liners, Inc. an entity partially owned by the above related party.

     The Company obtains approval from its entire Board of Directors prior to any acquisitions. If any transactions are executed or contemplated with a related party or affiliate of the Company, such relationship is disclosed prior to a vote of the Board of Directors. Prior to entering into any real estate transaction with affiliated parties, the Company obtains appraisals from MAI Appraisers for Board of Director consideration. The Company believes that the terms of each transaction made with related parties or affiliates are as fair as those obtainable from independent third parties. As of April 1999, any advances or loans made by the Company to any related parties or affiliates will be made at an interest rate no lower than the current prime rate plus 2%.

Item 8. Description of Securities

     Common Stock

     The Company is authorized to issue up to 200,000,000 shares of Common Stock, of which 134,182,018 shares are issued and outstanding (includes 10 million restricted shares held in escrow relating to the Signal Products, Inc. investment) as of October 18, 1999 and 7,680,000 shares are reserved for issuance pursuant to the exercise of outstanding options.

     The holders of shares of Common Stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of Common Stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities. Holders of Common Stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of Common Stock have no preemptive or other rights to subscribe for shares. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor.

     Preferred Stock

     The Company is authorized to issue up to 10,000,000 shares of Preferred Stock, $.001 par value per share of which none are presently outstanding. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions. The Company has no present plans for the issuance of Preferred Stock. The issuance of Preferred Stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     The Company's Common Stock trades under the symbol "EDII" on the OTC Electronic Bulletin Board. The market for the Common Stock on the OTC Electronic Bulletin Board is limited, sporadic and highly volatile. The following table sets forth the high and low bid prices per share of the Common Stock for the last two fiscal years as reported by the OTC Electronic Bulletin Board. These prices reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.


                                         HIGH    LOW
          FISCAL 1997
          -----------

First Quarter                           1.3636  .5545
Second Quarter                           .7955  .0455
Third Quarter                            .1364  .0273
Fourth Quarter                           .1455  .0727

          FISCAL 1998
          -----------

First Quarter                            .2091  .0909
Second Quarter                           .6364  .1091
Third Quarter                            .4818    .20
Fourth Quarter                             .27    .16

          FISCAL 1999
          -----------

First Quarter                              .33    .18
Second Quarter                             .34    .19
Third Quarter                              .24    .08


     On December 16, 1999, the last bid price of the Common Stock as reported by the National Quotations Bureau was $0.04. The Company believes that as of October 8, 1999, there were approximately 227 record owners of its Common Stock.

     It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payment of cash dividends in the future will be dependent upon the amount of funds legally available therefor, the Company's earnings, financial condition, capital requirements and other factors that the Board of Directors may deem relevant. The Company does not anticipate paying any cash dividends in the foreseeable future.

Item 2.  Legal Proceedings

     On December 10, 1998, the Company filed an Original Petition and Request for Temporary Injunction for breach of contract and common law and stock fraud in connection with the Company's acquisition of Acqueren, Inc. against TDA Industries, Inc. and Fred Friedman in the 56th Judicial District Court of Galveston, Texas. The Company has claimed the defendants misrepresented the amount of equity in Acqueren as represented in the acquisition agreement. The Company is seeking actual damages in the amount of not less than $1,100,000, in addition to further relief which it may be entitled to. On August 17, 1999, TDA Industries, Inc. filed an action in the United District Court in the Southern District of New York, alleging violations of various securities laws, common law fraud, and breach of contract. TDA Industries, Inc. has requested monetary damages, and has requested a receiver be appointed for Acqueren, Inc. pending litigation. The parties are currently in negotiations to settle both law suits.


Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     In September and October 1997, Mr. Daniel Dror, Sr. and his affiliates gained control of the Company and subsequently elected a new board of directors, appointed current management and appointed BDO Seidman, LLP as auditors of the Company whose appointment was approved by the new board on January 26, 1998. Prior to the appointment of BDO Seidman, LLP as auditors of the Company, KPMG LLP ("KPMG") audited the financial statements of Har-Whit, Inc. ("Har-Whit") and Pitt's and Spitt's, Inc. ("P&S") as of and for the nine months ended September 30, 1996 and audited the combined balance sheet for Har-Whit and P&S as of September 30, 1996. In addition, KPMG audited the consolidated balance sheet of Pitt's and Spitt's of Texas, Inc.("PST") as of October 13, 1996. Unqualified audit opinions were issued for each of those audits. On January 5, 1998, KPMG issued written notice to the Company that circulation of its audit report on the October 13, 1996 consolidated balance sheet of PST be ceased, after learning that there was a material misstatement resulting from certain parcels of land being excluded by PST in the purchase price allocation. In addition, KPMG has stated that its opinions on the financial statements of the entities above, for any period, should not be relied upon. The board of directors of the Company did not discuss the misstatement with KPMG. Upon appointment of BDO Seidman, LLP, KPMG was authorized to respond fully to inquiries by BDO Seidman, LLP. During the two year period prior to selection of BDO Seidman, LLP, the Company did not consult with them on matters of accounting principles or practices.

     The change in accountants occurred as a result of the change in control of ownership of the Company, as discussed in the preceding paragraph. During 1997 and prior to the change in control and BDO Seidman, LLP's appointment as auditors of the Company as discussed in the preceding paragraph, KPMG declined to provide further services to the Company.

     Upon appointment of current management, accounting records were updated and reconstructed to enable BDO Seidman, LLP to conduct their audits of the Company for 1997 and subsequent periods.

Item 4.  Recent Sales of Unregistered Securities

         Recent Sales of Unregistered Securities

     Current management gained control of the Company in October 1997. Management believes that all prior issuances of Common Stock aggregating 7,028,060 for a total purchase price of $178,456 were made in reliance on
Section 4(2) of the Act.

     The following information sets forth certain information, as of May 13, 1999, for all securities the Company sold since the Company began current operations in September 1996, without registration under the Act. There were no underwriters in any of these transactions, nor were any sales commissions paid thereon.

     Securities Issued for Cash

(1) In September 1997, the Company issued 500,000 shares of Common Stock to a current director of the Company at a purchase price of $0.10 per share. In September 1997 and May 1998, the Company issued 5,000,000 shares of Common Stock at a purchase price of $0.03 per share and 3,500,000 shares of Common Stock at an aggregate purchase price of $300,000 ($0.086 per share) to the brother of the CEO of the Company.

(2) In December 1997, the Company issued 200,000 shares of Common Stock in exchange for shares of another corporation valued at $40,000. In August 1998, the Company returned such shares to their previous owner for $40,000 cash.

(3) In May 1998, the Company issued 1,500,000 shares of Common Stock to directors and to a party associated with the Company at a purchase price of $0.10 per share. As of December 31, 1998, the Company had not received the purchase price for 500,000 of these shares.

     The Company believes transactions in (1) through (3) were exempt from registration pursuant to Section 4(2) of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions. All recipients either received adequate information about the Company or had access, through employment or other relationships, to such information. In addition, the purchasers described above were "accredited investors" (as that term is defined in Rule 501(a)(3) promulgated under the Act).

(4) In October 1997, the Company issued 250,000 shares of Common Stock to two accredited investors at a purchase price of $0.10 per share. In February 1998, the Company issued 50,000 shares of Common Stock to an accredited investor at a purchase price of $0.20 per share. In May 1998, the Company issued 100,000 shares of Common Stock to one accredited investor at a purchase price of $0.25 per share. In June 1998, the Company issued 110,000 shares of Common Stock to one accredited investor at a purchase price of $0.35 per share. In June 1998, the Company agreed to issue 4,500,000 shares of Common Stock to one accredited investor at an aggregate purchase price of $1,000,000 of which 2,000,000 shares had been paid for as of December 31, 1998, and of which $350,000 was still to be paid to the Company. Subsequent to year end, the subscription right was canceled and accordingly, the amount was eliminated against the related equity balance. In June 1998, the Company issued 500,000 shares of Common Stock to one accredited investor at a purchase price of $0.40 per share. In June 1998, the Company agreed to issue 1,000,000 shares of Common Stock to one accredited investor at a purchase price of $0.15 per share. The Company received the purchase price of $150,000 subsequent to year end.

     The Company believes the transactions in (4) were exempt from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affix ed to the stock certificates issued in such transactions. All recipients either received adequate information about the Company or had access to such information. In addition, the purchasers described above were "accredited investors" (as that term is defined in Rule 501(a)(3) promulgated under the Act).

(5) From January 1998 to February 1998, the Company issued 5,000,000 shares of Common Stock to one accredited investor at an aggregate purchase price of $500,000 ($0.10 per share). From February 1998 to April 1998, the Company issued 1,400,000 shares of Common Stock to one accredited investor at an aggregate purchase price of $200,000 ($0.143 per share). From May 1998 to June 1998, the Company issued 1,500,000 shares of Common Stock to one accredited investor at an aggregate purchase price of $300,000 ($0.20 per share).

     The Company believes the transactions in (5) were exempt from registration pursuant to Rule 504 of Regulation D of the Act.

     Securities Issued for Services Rendered

(6) In July 1996, the Company issued 550,000 shares of Common Stock to former directors for management advisory services rendered. The value of these shares were deemed to be immaterial by prior management. In October 1996, the Company issued 10,000 shares of Common Stock to a former officer for management services rendered. The value of these shares were deemed to be immaterial by prior management. In September 1996, the Company issued 10,000 shares of Common Stock to an employee for receptionist services rendered.

(7) In December 1997, the Company issued 1,400,000 shares of restricted common stock to a consulting firm for strategic planning assistance rendered to the Company. Such shares were valued at the market price of $.05 per share resulting in a $70,000 charge to general and administrative expense in 1997. In May 1997, the Company issued 40,000 shares of Common Stock to an advertising consultant for services rendered. The value of these shares were deemed to be immaterial by prior management.

(8) In September 1997, the Company issued options to purchase 3,300,000 shares of Common Stock at an exercise price of $0.02 per share to current and former directors of the Company and to a party related to a director of the Company. In addition, 600,000 options to purchase shares were issued in September 1997 to a former officer and director. In October 1998, 500,000 of these options were repurchased by the Company. The remaining options to purchase 100,000 shares were transferred to an unrelated party who exercised these options in August 1998. In June 1998, options to purchase 2,000,000 shares of Common Stock were exercised by the brother of the CEO of the Company.

(9) In October 1997, the Company issued 100,000 shares of Common Stock to a consultant of the Company for management advisory services rendered. Such shares were valued at the market value of $.05 per share. Accordingly, a $5,000 compensation expense was recorded. In October 1997, the Company issued six options each to purchase 200,000 shares of Common Stock to a party pursuant to a finders fee agreement in connection with equity raising transactions at exercise prices of $0.02, $0.04, $0.06, $0.08, $0.10, and $0.20 per share. In February 1998, the options to purchase 200,000 shares of Common Stock at $0.02 and $0.04 were exercised, and as of December 1998 all remaining options were canceled.

(10) In January 1998, the Company issued 610,000 shares of Common Stock to officers, directors, and employees for management advisory services rendered. These shares were valued at the market value of $.05 per share resulting in a $30,500 compensation expense.

(11) In January 1998, the Company issued 100,000 shares of Common Stock to a former employee in exchange for the surrender of a previously issued option to purchase 100,000 shares of Common Stock at an exercise price of $0.02 per share. The issuance was recorded as $5,000 of compensation expense ($.05 per share). In January 1998, the Company issued 100,000 shares of Common Stock to a former director as part of a severance payment. This issuance was recorded as $5,000 compensation expense ($.05 per share).

(12) In May 1998, the Company issued 190,000 shares of Common Stock to key employees of one of its subsidiaries, to an officer of the Company, and to a director of the Company for management advisory services rendered. The issuance of such shares was recorded at the market value ($.08 per share) at the date of grant as $15,200 of compensation expense. In May 1998, the Company issued an option to purchase 2,000,000 shares of Common Stock to the CEO of the Company at an exercise price of $0.12 per share.

(13) In May 1998, the Company issued an option to purchase 4,000,000 of Common Stock to a party in connection with an exempt offering at an exercise price of $0.25 per share.

(14) In August 1998, the Company issued an option to purchase 20,000 shares of Common Stock at an exercise price of $0.34 per share to an officer of the Company as part of an employment agreement.

(15) In January 1999, the Company issued options to purchase 160,000 shares of Common Stock at an exercise price of $0.24 per share for services rendered, and in March 1999 the Company issued an option to purchase 100,000 shares of Common Stock at an exercise price of $0.19 per share to an officer for services rendered.

(16) In June 1999, the Company issued 10,000 shares of Common Stock to the child of a former director, as a gift.

     The Company believes transactions in (6) through (16) were exempt from registration pursuant to Section 4(2) of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. All of the recipients were either: (a) accredited investors due to their positions with the Company as officers and directors, or (b) sophisticated persons with specific knowledge of the Company and with general expertise in financial and business matters that they were able to evaluate the merits and risks of an investment in the Company.

     Securities Issued in Acquisitions

     See Item 1 "Description of Business" for detailed discussion of these transactions and related values and values per share.

(17) In October 1996, the Company issued 2,527,000 of Common Stock, one-half of which was issued to current directors of the Company, in exchange for the outstanding shares of Pitt's & Spitt's, Inc. and Har-Whit, Inc.

(18) In December 1997, the Company issued 22,000,000 shares of Common Stock in exchange for the outstanding shares of Brenham Oil & Gas, Inc., Texas Real Estate Enterprises, Inc., and GCA, Inc.to the Daniel Dror II 1976 Trust, Elk International Corporation, Ltd., and a former director of the Company. In May 1998, the Company on behalf of one of its subsidiaries issued 8,000,000 shares of Common Stock to Daniel Dror & Company, Inc. in exchange for a piece of property. In June 1998 and in December 1998, the Company on behalf of one of its subsidiaries issued a total of 2,100,000 shares of Common Stock to party associated with the Company and to the Daniel Dror II 1976 Trust in exchange for the outstanding shares of Midtowne Properties, Inc.

(19) In June 1998 the Company entered into a purchase agreement to acquire Acqueren Inc. which provided for the issuance of 6,750,000 shares of Common Stock to the two primary shareholders of Acqueren, Inc, and provided for the remaining shareholders of Acqueren, Inc. to receive approximately 25.02 shares of common stock for each share of Acqueren, Inc. common stock exchanged for a total of 26,750,000 shares of AIII Common Stock. As of December 31, 1998, the Company had exchanged approximately 19,577,000 shares of Common Stock pursuant to the purchase agreement with the remaining shares held by the Company until the Acqueren shares are exchanged.

(20) In September 1998, the Company issued 6,300,000 shares of Common Stock, and an option to purchase 400,000 shares of Common Stock at an exercise price of $0.20 per share to a current director in exchange for the outstanding shares of Modern Film Effects, Inc., Digital Research Corporation, and Electronic Pictures California, Inc.

(21) In January 1999, the Company purchased all of the capital stock of Marald, Inc., doing business as Unlimited Coatings, in exchange for 3,500,000 restricted shares of Common Stock of AIII valued at fair market value of approximately $652,000 at $.19 per share plus a finders fee of $45,000 paid in part to a party related to Mr. Dror.

(22) In March 1999, the Company agreed to acquire a minority interest (approximately 20%) in Signal Products, Inc. (Signal), a California corporation, which owns the exclusive license to market handbags and leather accessories bearing the "Guess" trademark. Signal develops, manufactures and markets its products throughout the United States. The investment in Signal was to be accomplished through the issuance of 10,000,000 restricted shares of common stock of AIII, valued at fair market value of approximately $2,000,000. The shares were placed in escrow pending the completion of a business valuation of Signal. The shares were to be released from escrow upon satisfactory determination of Signal's value; 5,000,000 shares to Hardee Capital Partners and 5,000,000 shares to Elk International, a related party, both of which had claims against the shares of Signal. The valuation was not completed, and the Company has rescinded the transaction. Since the restricted shares of common stock of the Company were held in escrow and were not issued to consummate this transaction, such shares are not considered outstanding for purposes of EPS calculations.

     The Company believes transactions in (17) through (22) were exempt from registration pursuant to Section 4(2) of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The recipients in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions. In addition, the recipients described above were "accredited investors" (as that term is defined in Rule 501(a)(3) promulgated under the Act).

Item 5.  Indemnification of Directors and Officers

     Section 78.7502 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any such amounts if it is later determined that such person was not entitled to be indemnified by the Company. In addition, the Company's Certificate of Incorporation and Bylaws provide for indemnification of all directors, officers, and control persons.

     Insofar as indemnification by the Company for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to provisions of the Certificate of Incorporation and Bylaws, or otherwise, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   PART III

Item 1.  Exhibits

     The following exhibits are to be filed as part of the Registration
Statement:


     Exhibit No.    Identification of Exhibit
                    -------------------------

     3(i)(1)        Certificate of Incorporation of the Company, and Amendments
                    thereto.
     3(ii)(1)       Amended and Restated By-laws of the Company
     4.1(1)         Common Stock Certificate, American International Industries,
                    Inc.
     4.2(1)         Common Stock Certificate, Acqueren, Inc.
     4.3(1)         Common Stock Certificate, Har-Whit/Pitt's & Spitt's, Inc.
     10.1(1)        Daniel Dror, Sr. Employment Agreement dated May 14, 1998
     10.2(1)        Daniel Dror, Sr. Employment Agreement dated October 16, 1998
     10.3(1)        Raymond C. Hartis Employment Agreement
     10.4(1)        D. Wayne Whitworth Employment Agreement
     10.5(1)        Marc Fields Employment Agreement
     10.6(1)        Jordan Friedberg Employment Agreement
     10.7(2)        Shabang!  Merchant Service Agreement
     10.8(3)        American International Industries, Inc. Lease
     10.9(2)        Brenham Oil and Gas, Inc. Royalty Interest
     10.10(2)       Brenham Oil and Gas Interest Lease
     10.11(2)       Modern Film Effects, Inc. Lease
     10.12(2)       Northeastern Plastics, Inc. Lease
     10.13(3)       John W. Stump Employment Agreement
     10.14(3)       David R. Miller Employment Agreement
     10.15(3)       Juan Carlos Martinez Employment Agreement
     10.16(3)       Marald, Inc. Acquisition Agreement
     10.17(3)       Armor Linings Acquisition Agreement
     21.1(2)        List of Subsidiaries
     27(4)          Financial Data Schedule

_____________________

(1)  Filed previously on registration statement Form 10-SB SEC File No.
     000-25223.
(2) Filed previously on the Company's annual report for the fiscal year ended December 31, 1998 on Form 10-KSB SEC File No. 000-25223.
(3)  Filed previously on registration statement Form 10-SB/A File No. 000-25223.
(4)  Filed herewith.

Item 2. Description of Exhibits


                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   AMERICAN INTERNATIONAL INDUSTRIES, INC.


Dated: December 21, 1999           By: /s/ Daniel Dror, Sr.
                                       -----------------------------------------
                                       DANIEL DROR, SR., Chief Executive Officer

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                      PAGE
                                                                      ----
AMERICAN INTERNATIONAL INDUSTRIES, INC. CONSOLIDATED FINANCIAL STATEMENTS:

Report of Independent Certified Public Accountants.................. F-2
     Consolidated Balance Sheets.................................... F-3 - F-4
     Consolidated Statements of Operations and Comprehensive Loss... F-5
     Consolidated Statements of Stockholders' Equity................ F-6 - F-7
     Consolidated Statements of Cash Flows.......................... F-8 - F-9
     Notes to Consolidated Financial Statements..................... F-10 - F-25


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



American International Industries, Inc.
Kemah, Texas

     We have audited the accompanying consolidated balance sheets of American International Industries, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American International Industries, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


     As discussed in Note 18, the Company's financial statements for the years ended December 31, 1997 and 1998 have been restated to reflect predecessor carryover cost basis of certain real estate properties and of a non-operating royalty interest acquired.



                              BDO SEIDMAN, LLP



Houston, Texas

March 26, 1999, except with
respect to Notes 14, 17 and
18 to which date is
October 25, 1999

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                          CONSOLIDATED BALANCE SHEETS


                                                                          December 31,
                                                                  ---------------------------           June 30,
                                                                     1997            1998                 1999
                                                                  -----------     -----------          -----------
                                                                                                       (unaudited)
                                                                  (Restated-      (Restated-           (Restated-
                                                                   Note 18)        Note 18)              Note 18)

                                     ASSETS
Current assets:
 Cash (Note 9).....................................                  $   62,991    $2,149,916           $  644,941
 Trading securities (Note 4).......................                          --       418,770            1,431,262
 Securities available-for-sale (Note 4)............                          --       115,884                   --
 Restricted certificate of deposit (Note 9)........                          --            --              150,000
Accounts receivable:
  Trade, net of allowance for doubtful accounts
   of $19,000, $179,000 and $117,000,
   respectively (Note 9)...........................                     253,553     1,641,469            3,908,030
  Related party (Note 15)..........................                          --            --              141,571
 Notes receivable (Note 15)........................                          --       116,190               62,190
 Inventories, net of reserve of $62,682 in 1998 and
  1999 (Notes 5 and 9).............................                     180,022     1,055,091            1,241,645
 Other.............................................                      46,160       141,996              112,290
                                                                     ----------   -----------          -----------
   Total current assets............................                     542,726     5,639,316            7,691,929

Real estate held for sale (Note 6).................                     408,700     1,239,584            1,239,584

Property and equipment, net of accumulated
 depreciation (Notes 7 and 9)......................                   1,335,713     5,060,372            4,995,310

Goodwill, net of amortization of $0, $32,297 and
 $87,753, respectively (Note 3)....................                          --     1,085,616            1,812,160

Non-compete agreements, net of amortization of
 $125,000, $232,500 and $297,500,
 respectively......................................                     375,000       417,500              352,500

Restricted certificate of deposit (Note 9).........                          --            --            1,000,000

Investment in equity investee (Note 8).............                          --            --              300,000

Other..............................................                      20,942       125,793               81,796
                                                                     ----------   -----------          -----------
   Total assets....................................                  $2,683,081   $13,568,181          $17,473,279
                                                                     ==========   ===========          ===========

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                               December 31,
                                                      --------------------------      June 30,
                                                         1997            1998           1999
                                                      -----------     ----------     -----------
                                                                                     (unaudited)
                                                      (Restated-      (Restated-     (Restated-
                                                        Note 18)        Note 18)      Note 18)
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable.................................   $    87,085    $ 1,451,717    $ 3,469,088
 Accrued expenses (Note 14).......................        29,412        481,227        669,476
 Margin loan from a financial institution
  (Note 4)........................................            --        195,645        344,717
 Accrued property taxes...........................            --        386,601        361,188
 Note payable, current portion (Note 9)...........        72,962        116,144        655,674
 Notes payable to related parties, current
  portion (Note 10)...............................            --        459,972        175,912
 Capital lease obligations, current portion
  (Note 11).......................................         9,174        584,552      1,017,293
                                                     -----------    -----------    -----------

   Total current liabilities......................       198,633      3,675,858      6,693,348

Notes payable, less current portion (Note 9)......       571,916      1,599,909      1,568,276
Notes payable to related parties, less
 current portion (Note 10)........................            --        320,324        376,531
Capital lease obligations, less current portion
 (Note 11)........................................            --        776,388        266,024
Deferred tax liability (Note 13)..................       298,804             --             --
Other.............................................            --             --         19,729
                                                     -----------    -----------    -----------

   Total liabilities..............................     1,069,353      6,372,479      8,923,908
                                                     -----------    -----------    -----------
COMMITMENTS AND CONTINGENCIES (Notes 3 and 14)

STOCKHOLDERS' EQUITY:
 Preferred stock $.001 par value;
  10,000,000 shares authorized,
  none issued (Note 12)...........................            --             --             --
 Common stock, $.001 par value,
  200,000,000 shares authorized (Note 12).........        46,117        121,116        124,926
 Additional paid-in capital.......................     4,540,482     15,726,799     16,768,147
 Deficit..........................................    (2,972,871)    (8,045,998)    (8,211,202)
                                                     -----------    -----------    -----------
                                                       1,613,728      7,801,917     (8,681,871)
Less:  Common stock subscriptions receivable......            --       (550,000)      (100,000)
Treasury stock, at cost, 238,000 shares in 1998
  and 220,000 shares in 1999......................            --        (37,251)       (32,500)
Accumulated other comprehensive loss (Note 4).....            --        (18,964)            --
                                                     -----------    -----------    -----------

   Total stockholders' equity.....................     1,613,728      7,195,702      8,549,371
                                                     -----------    -----------    -----------

Total liabilities and stockholders' equity........   $ 2,683,081    $13,568,181    $17,473,279
                                                     ===========    ===========    ===========

  The accompanying notes are an integral part of these financial statements.

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                   CONSOLIDATED STATEMENTS OF OPERATIONS AND
                             COMPREHENSIVE LOSS


                                                           Years Ended                 Six Months Ended
                                                          December 31,                     June 30,
                                                   ---------------------------   ----------------------------
                                                       1997           1998           1998           1999
                                                   ------------   ------------   ------------   -------------
                                                                                  (unaudited)     (unaudited)
                                                                   (Restated -    (Restated -     (Restated -
                                                                     Note 18)       Note 18)        Note 18)

Net sales.......................................   $ 2,501,860    $10,213,039    $ 1,150,082    $  9,913,885
Cost of sales...................................     1,635,855      8,120,515        777,100       8,006,668
                                                   -----------    -----------    -----------    ------------
Gross profit....................................       866,005      2,092,524        372,982       1,907,217
Operating expenses..............................     1,674,172      3,113,504        771,285       2,876,136
                                                   -----------    -----------    -----------    ------------
Operating loss..................................      (808,167)    (1,020,980)      (398,303)       (968,919)
                                                   -----------    -----------    -----------    ------------
Other income (expense):
  Interest expense (Note 10)....................       (63,908)      (104,044)       (27,100)       (204,322)
  Interest income...............................            --         45,936             --          30,279
  Investment income, net (Note 4)...............            --        129,034             --         902,430
  Other.........................................         2,048          5,277         39,392          75,886
                                                   -----------    -----------    -----------    ------------
                                                       (61,860)        76,203         12,292         804,273
                                                   -----------    -----------    -----------    ------------
Net loss before income tax benefit..............      (870,027)      (944,777)      (386,011)       (164,646)

Deferred income tax benefit (Note 13)...........            --       (298,804)            --              --
                                                   -----------    -----------    -----------    ------------
Net loss before deemed dividends................      (870,027)      (645,973)      (386,011)       (164,646)

Deemed dividends (Notes 3 and 6)................    (1,875,000)    (2,038,038)    (2,038,038)             --
                                                   -----------    -----------    -----------    ------------
Net loss applicable to common stockholders.....    $(2,745,027)   $(2,684,011)   $(2,424,049)   $  (164,646)
                                                   ===========    ===========    ===========    ============
Net loss per common share - basic
  and diluted...................................         $(.19)         $(.03)         $(.03)          $(.00)
                                                   ===========    ===========    ===========    ============

Weighted average number of common
   shares outstanding...........................    14,121,344     87,985,486     70,675,734     124,853,043
                                                   ===========    ===========    ===========    ============

Consolidated Statements of Comprehensive Loss

Net loss........................................   $  (870,027)   $  (645,973)   $  (386,011)   $   (164,646)

Other comprehensive items:
  Unrealized gain (loss) on shares
   available-for-sale...........................            --        (18,964)            --          18,964
                                                   -----------    -----------    -----------    ------------
Comprehensive loss..............................   $  (870,027)   $  (664,937)   $  (386,011)   $   (145,682)
                                                   ===========    ===========    ===========    ============

  The accompanying notes are an integral part of these financial statements.

                                                       Common Stock          Additional
                                                 -----------------------       Paid-in
                                                    Shares       Amount        Capital
                                                  ----------    --------     ----------
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998
(as restated - Note 18)

BALANCE at January 1, 1997......................     9,739,000   $  9,739   $ 1,963,404

Issuance of restricted shares for:
 Brenham Oil and Gas (Note 3)...................     6,000,000      6,000       294,000
 Texas Real Estate Enterprises, Inc. and
  G.C.A. Incorporated (Note 3)..................    16,000,000     16,000     1,784,000
 Consulting services (Note 12)..................     1,400,000      1,400        68,600
 Other assets (Note 12).........................       200,000        200        39,800
Sale of shares for cash (Note 12)...............    12,778,060     12,778       390,678
Deemed dividend (Note 3)........................            --         --            --
Net loss........................................            --         --            --
                                                   -----------   --------   -----------
BALANCE at December 31, 1997....................    46,117,060     46,117     4,540,482

Issuance of restricted shares for:
 Acqueren, Inc. (Note 3)........................    26,750,000     26,750     2,113,250
 Cinema Research Corporation and
  D-Rez Corporation (Note 3)....................     6,300,000      6,300     1,285,700
 Investment properties (Note 6).................     8,000,000      8,000       728,000
 Midtowne Properties (Note 6)...................     2,100,000      2,100     1,662,900
 Employee Compensation (Note 12)................     1,000,000      1,000       110,700
Sale of shares for cash (Note 12)...............    15,160,000     15,160     2,308,340
Exercise of stock options (Note 12).............     2,500,000      2,500        51,500
Common stock subscribed (Note 12)...............     4,000,000      4,000       546,000
Treasury stock acquired.........................            --         --            --
Stock Dividend Issued (Note 12).................     9,188,911      9,189     2,379,927
Unrealized loss on shares available-for-sale....            --         --            --
Deemed dividend (Note 6)........................            --         --            --
Net loss........................................            --         --            --
                                                   -----------   --------   -----------
BALANCE at December 31, 1998....................   121,115,971    121,116    15,726,799

FOR THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
(as restated - Note 18)

Issuance of restricted shares for:
 Marald Inc. (Note 3)...........................     3,500,000      3,500       648,500
 Gift...........................................        10,000         10           (10)
 Subscriptions received.........................            --         --            --
 Exercise of stock options......................       300,000        300         5,700
Unrealized gain on shares available-for-sale....            --         --            --
Treasury stock activity.........................            --         --            --
Executive compensation..........................            --         --        22,000
Stockholder debt forgiveness (Note 14)..........            --         --       365,158
Net loss........................................            --         --            --
                                                   -----------   --------   -----------
BALANCE at June 30, 1999........................   124,925,971   $124,926   $16,768,147
                                                   ===========   ========   ===========

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                            Common                      Accumulated
                             Stock                         Other
                          Subscription     Treasury    Comprehensive
              Deficit     Receivable        Stock          Loss           Total
          -------------   -----------   -------------  -------------   ----------



          $  (227,844)    $       --    $         --     $     --      $1,745,299


                   --             --              --           --         300,000

                   --             --              --           --       1,800,000
                   --             --              --           --          70,000
                   --             --              --           --          40,000
                   --             --              --           --         403,456
           (1,875,000)            --              --           --      (1,875,000)
             (870,027)            --              --           --        (870,027)
          -----------      ---------        --------     --------      ----------
           (2,972,871)            --              --           --       1,613,728


                   --             --              --           --       2,140,000

                   --             --              --           --       1,292,000
                   --             --              --           --         736,000
                   --             --              --           --       1,665,000
                   --             --              --           --         111,700
                   --             --              --           --       2,323,500
                   --             --              --           --          54,000
                   --       (550,000)             --           --              --
                   --             --         (37,251)          --         (37,251)
           (2,389,116)            --              --           --              --
                   --                             --      (18,964)        (18,964)
           (2,038,038)            --              --           --      (2,038,038)
             (645,973)            --              --           --        (645,973)
          -----------      ---------        --------     --------      ----------
           (8,045,998)      (550,000)        (37,251)     (18,964)      7,195,702





                   --             --              --           --         652,000
                   --             --              --           --              --
                   --        450,000              --           --         450,000
                   --             --              --           --           6,000
                   --             --              --       18,964          18,964
                 (558)            --           4,751           --           4,193
                   --             --              --           --          22,000
                   --             --              --           --         365,158
             (164,646)            --              --           --        (164,646)
          -----------      ---------        --------     --------      ----------
          $(8,211,202)     $(100,000)       $(32,500)    $     --      $8,549,371
          ===========      =========        ========     ========      ==========

 These accompanying notes are an integral part of these financial statements.

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          Increase (Decrease) in Cash


                                                                        Years Ended                 Six Months Ended
                                                                        December 31,                    June 30,
                                                               ---------------------------   -------------------------------
                                                                   1997           1998          1998             1999
                                                               ------------   ------------   -----------   -----------------
                                                                                              (unaudited)    (unaudited)
                                                                               (Restated -    (Restated -    (Restated -
                                                                                 Note 18)      Note 18)       Note 18)
Cash flows from operating activities:
Net loss....................................................     $(870,027)   $  (645,973)   $ (386,011)        $  (164,646)
Adjustments to reconcile net loss to
  net cash used in operating activities:
 Depreciation and amortization..............................       194,107        428,588       102,296             508,938
 Bad debt...................................................            --             --            --             (61,490)
 Common stock issued for services...........................        70,000        111,700            --                  --
 Inventory reserve..........................................            --         62,682            --              (8,468)
 Loss on disposal of equipment..............................            --         21,994           210                  --
 Deferred tax benefit.......................................            --       (298,804)           --                  --
 Realized gain on sale of securities........................            --        (91,135)           --          (1,145,033)
 (Increase) decrease in market value of equity securities...            --        (37,899)           --             242,603
 Changes in assets and liabilities:
    Accounts receivable.....................................       125,109      1,244,635        43,443          (2,282,955)
    Inventories.............................................        (3,360)       158,777       (29,887)           (111,629)
    Other current assets....................................        (6,160)        27,595            --             (38,657)
    Purchase of trading securities, net.....................            --        (94,091)           --          (1,167,967)
    Other assets............................................            --       (125,793)       (3,000)            115,839
    Accounts payable and accruals...........................      (187,951)    (1,474,453)       25,407           2,388,261
    Deferred revenue........................................            --             --            --              19,756
    Accrued property taxes..................................            --         86,601            --             (50,756)
                                                                 ---------    -----------    ----------         -----------
Net cash used in operating activities.......................      (678,282)      (625,576)     (247,542)         (1,756,204)
                                                                 ---------    -----------    ----------         -----------
Cash flows from investing activities:
   Proceeds (purchase) of available-for-sale investment
       securities...........................................            --       (134,848)       (6,983)          1,167,605
   Capital expenditures.....................................       (26,262)      (170,309)      (10,489)           (161,956)
   Purchase of real estate properties.......................            --       (167,922)           --                  --
   Notes receivable.........................................            --       (116,190)      (68,442)             (7,000)
   Proceeds from disposition of assets......................            --         25,000            --                  --
   Cash received in acquisitions............................            --      1,036,242            --            (141,306)
Purchase of certificate of deposit..........................            --            --             --          (1,150,000)
Acquisition of equity investee..............................            --            --             --            (300,000)
                                                                 ---------    -----------    ----------         -----------
   Net cash provided by (used in) investing activities......       (26,262)       471,973       (85,914)           (592,657)
                                                                 ---------    -----------    ----------         -----------
Cash flows from financing activities:
   Proceeds from issuance of stock..........................       403,456      2,377,500     1,576,000             456,000
   Proceeds from notes payable..............................       644,878        121,467        94,000           1,135,311
   Repayments of notes payable..............................      (333,952)       (83,527)      (54,830)           (555,528)
   Principal payments on capital lease obligations..........        (6,106)      (137,661)       (3,294)           (196,087)
   Purchase of treasury stock...............................            --        (37,251)           --               4,190
                                                                 ---------    -----------    ----------         -----------
   Net cash provided by financing activities................       708,276      2,240,528     1,611,876             843,886
                                                                 ---------    -----------    ----------         -----------
Net increase (decrease) in cash.............................         3,732      2,086,925     1,278,420          (1,504,975)
   Cash, beginning of period................................        59,259         62,991        62,991           2,149,916
                                                                 ---------    -----------    ----------         -----------
   Cash, end of period......................................     $  62,991    $ 2,149,916    $1,341,411         $   644,941
                                                                 =========    ===========    ==========         ===========

   The accompanying notes are an integral part of these financial statements.

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          Increase (Decrease) in Cash


                                                                        Years Ended                  Six Months Ended
                                                                       December 31,                      June 30,
                                                             ---------------------------------   ------------------------
                                                                 1997              1998             1998          1999
                                                             -------------   -----------------   -----------   ----------
                                                                                                  (unaudited)   (unaudited)
                                                                                (Restated -       (Restated -   (Restated -
                                                                                  Note 18)          Note 18)      Note 18)
Supplemental Cash Flow Information:
 Interest paid............................................     $   62,635          $   72,941       $   27,100   $  204,332

Non-Cash Transactions:
 Acquisition of land for common stock.....................     $  225,000          $  305,444       $  305,444   $       --
 Acquisition of property and equipment for note payable...     $       --          $   79,682       $       --   $       --
 Exchange of common stock for securities..................     $   40,000          $       --       $       --   $       --
 Assumption of property taxes on purchase of land.........     $       --          $  300,000       $  300,000   $       --
 Net purchases of securities on margin....................     $       --          $  195,645       $       --   $  149,072
 Issuance of note payable in acquisition..................     $       --          $ (303,300)      $       --   $       --
 Subscriptions of common stock............................     $       --          $  550,000       $  550,000   $       --
 Stockholder debt forgiveness.............................     $       --          $       --       $       --   $  365,158
 Deemed Dividend..........................................     $1,875,000          $2,038,038       $2,038,838   $       --

  The accompanying notes are an integral part of these financial statements.

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION, OWNERSHIP AND BUSINESS

     In July 1996, a previous group of investors (unrelated to the 1997 Group) purchased 90% of the outstanding shares of a dormant company (A Black Tie Affair, Incorporated ("BTA")). This investor group changed the name of BTA to Pitt's & Spitt's of Texas, Inc.("PST").

     PST purchased Har-Whit, Inc. ("Har-Whit") and Pitt's and Spitt's, Inc. ("P&S") on September 30, 1996. The purchase was consummated for 2,527,000 shares of PST common stock valued at $1.2 million and $500,000 in cash for noncompete agreements to the previous owners of Har-Whit and P&S. Har-Whit and P&S were affiliated by common ownership and were merged in 1998. The merged entities operate a custom metal working facility specializing in steel fabrication, designs and manufactures custom barbecue and smoker pits and performs welding services primarily for the oil and gas industry. Its customer base is primarily Southeast Texas, except for barbeque pits which are distributed throughout the United States.

     In September 1997 a new investor group ("1997 Group"), unrelated to the 1996 group, acquired control of Pitts & Spitts of Texas, Inc. and changed the name to American International Industries, Inc. (the "Company" or "AIII").

     As discussed in Note 3 the Company acquired two additional businesses in 1998 as part of its acquisition and expansion plans. These acquisitions were accounted for as purchases and resulted in the Company owning 100% of the stock of the acquired companies. One of the acquired companies sells wholesale automobile products to retail outlets throughout the United States. The second acquired company is in the post-production film industry with customers primarily in the Los Angeles, California area.

   During the first six months of 1999 the Company completed the acquisitions of two companies whose principal business involves spray-on liners for truck beds (See Note 3).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation - The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.


Interim Financial Information

  The financial information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. Results for interim periods are not necessarily indicative of results to be expected for an entire year.

Inventories - Inventories are valued at the lower of cost or market on a first in, first out basis.


Investment Securities -

     Trading

     The Company records trading securities and call options sold on such securities at market value with any changes in the market value included as a component of net income for the period. The Company only sells call options for the number of shares purchased, with the proceeds of such sales recorded as a liability. The Company has not entered into any uncovered option transactions at December 31, 1997 and 1998 and June 30, 1999.

     Available-for-Sale

     Changes in market value of investments in equity securities available-for-sale are included as a component of stockholders' equity.

     Property, equipment and depreciation - Property and equipment are recorded at cost less accumulated depreciation. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts, with any resultant gain or loss being recognized as a component of other income or expense. Depreciation is computed over the estimated useful lives of the assets (5-20 years) using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Maintenance and repairs are charged to operations as incurred.

     Real estate held for sale - Real estate held for sale is carried at the lower of cost, predecessor carryover historical cost basis or fair market value, net of selling costs.

     Management assess the value of real estate held for sale on a quarterly and annual basis to determine if any impairment to their net realizable value has occurred. Management closely monitors any changes in the real estate market which would indicate that a change in the value of its holdings has occurred and also obtains independent third party appraisals on its holdings on an as-needed basis.

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Intangible assets - The Company's intangible assets represent goodwill acquired in the acquisitions discussed in Note 3 and the non-compete agreements. The Company amortizes goodwill over a 15 year period and the non-compete agreements over their term of 5 to 6 years on a straight-line basis.

     Impairment of Long-Lived Assets - Realization of long-lived assets, including goodwill, is periodically assessed by the management of the Company. Accordingly, in the event that facts and circumstances indicate that property and equipment, and intangible or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to market value is necessary. In management's opinion, there is no impairment of such assets at December 31, 1997 and 1998 and June 30, 1999.

     Revenue recognition - The Company recognizes revenue at the time of shipment of product to its customers or completion of services provided.

     Income taxes - The Company is a taxable entity and recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when the temporary differences reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date of the rate change. A valuation allowance is used to reduce deferred tax assets to the amount that is more likely than not to be realized.

     Loss Per Share - The basic net loss per common share is computed by dividing the net loss by the weighted average number of shares outstanding during a period. Diluted net loss per common share is computed by dividing the net loss, adjusted on an as if converted basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share. These securities include options to purchase 3,300,000, 7,720,000, 7,000,000 and 3,160,000 shares of common stock at December 31, 1997 and 1998 and June 30, 1998 and 1999, respectively, and subscriptions to purchase 4,000,000 and 1,000,000 shares of common stock at December 31, 1998 and June 30, 1999, respectively.

     Management's estimates and assumptions - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

     Stock-based compensation - The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations and to elect the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock (see Note
12).


     Concentration of Credit Risk -


     The Company maintains its cash with major domestic banks in amounts which exceed the insured limit of $100,000 from time to time. The terms of these deposits are on demand to minimize risk. The Company has not incurred losses related to these deposits.

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Fair value of financial instruments - The Company estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies. However, considerable judgement is required in interpreting market data to develop the estimates of fair value. Accordingly, the Company estimates of fair value are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumption and/or estimation methodologies may have a material effect on the estimated fair value amounts. The interest rates payable by the Company on its notes payable approximate market rates. The Company believes that the fair value of its financial instruments comprising accounts receivable, notes receivable, accounts payable, and notes payable approximate their carrying amounts.

     New Accounting Pronouncements:

     Derivative and Hedging Activities - In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect adoption of the new standard on January 1, 2001 to affect its financial statements.


NOTE 3 - ACQUISITIONS

     In December 1997, the Company purchased the outstanding stock of Brenham Oil and Gas ("Brenham") for 6,000,000 shares of restricted common stock. Brenham owns a non-operating royalty interest in a gas well and has no other operations. Also in December 1997, the Company purchased Texas Real Estate Enterprises, Inc. ("TRE") and G.C.A. Incorporated ("GCA"), an unaffiliated entity, for a total, combined consideration of 16,000,000 shares of restricted common stock. TRE and GCA jointly owned a 286 acre parcel of real estate on Galveston Bay, Texas and have no other operations.

     Brenham and TRE were acquired from a trust for the benefit of the son of the Chief Executive Officer (CEO) of the Company and the brother of the CEO of the Company, respectively. The purchase price for Brenham was based upon the present value of estimated future cash flows from this interest over a 5 year period which amount totaled $300,000. The purchase price of TRE and GCA was based upon the fair market value of the underlying real estate as determined by an independent appraisal. Since the Brenham and TRE acquisitions were made through entities under common control, the Company has accounted for such acquisitions at the predecessor carry-over historical cost basis. The difference between such costs and the estimated fair value of the assets acquired was recognized as a deemed (non-cash) dividend. Shown below is a summary of the recorded transactions as of December 31, 1997.


                            Carry-over       Fair          Deemed
                            Cost Basis      Value         Dividend
                            ----------    ----------     ---------
          Brenham........    $      0     $  300,000     $  300,000
          TRE (Note 6)...    $225,000     $1,800,000     $1,575,000


     Since the purchases of these companies were completed in late December 1997, results of operations on these acquisitions are included in the accompanying financial statements beginning January 1, 1998. The gas well had production in 1997 that resulted in approximately $80,000 of royalty payments to Brenham; TRE and GCA had no material operations in 1997.

     Acqueren Acquisition

     Effective July 1, 1998, the acquisition by AIII of 100% of the outstanding stock of Acqueren, Inc. and its wholly-owned subsidiary, Northeastern Plastics Inc., (NPI) (collectively referred to as "Acqueren") was closed and the transaction was accounted for as a purchase. Operations of Acqueren have been recorded by the Company since July 1, 1998 in the accompanying statement of operations for the year ended December 31, 1998 and the six months ended
June 30, 1999 (Note 14).

     The purchase agreement provides for the two primary shareholders of Acqueren to receive 5,000,000 and 1,750,000 shares of AIII's common stock in exchange for their 700,000 and 150,000 shares, respectively, of the Acqueren's stock. The purchase agreement further provides for the remaining stockholders of Acqueren to receive 25.02 shares of AIII's common stock for each share of the Acqueren's stock. In total, the terms of the sale required AIII to issue 26,750,000 shares of restricted common stock in exchange for 100% of the outstanding common stock of Acqueren. Based upon the estimated fair value of the restricted common stock of AIII, the total purchase consideration of the Company was approximately $2,140,000 ($.08 per share). As of June 30, 1999, 1,331,550 shares of AIII's restricted common stock had not been exchanged by various shareholders of Acqueren for their share of Acqueren's common stock. Accordingly, those shares of AIII's common stock are not considered outstanding for purposes of EPS calculations.

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     CRC Acquisition

     On September 24, 1998, the shareholders of Cinema Research Corporation and Digital Research Corporation, entities under common ownership and collectively referred to as "CRC", completed an agreement to sell 100% of the outstanding stock to AIII. As a part of the purchase, AIII acquired Electronic Pictures Corporation, a company that owned an option to purchase CRC and D-Rez as its only asset and AIII exercised this option. Terms of the sale required AIII to issue 6,300,000 shares of its restricted common stock and give options to purchase 400,000 shares of the acquirer's common stock exercisable in whole or in part, over a 5 year period at $.20 per share. In addition, the acquirer issued a $379,500 non-interest bearing note payable to the seller due in sixty equal, monthly installments. Based upon the estimated fair value of AIII's restricted common stock of $1,260,000 ($.20 per share), stock options valued at $32,000 and the discounted present value note payable to selling shareholder of $303,300, the total purchase consideration of the Company was $1,595,300.

     As a condition to selling CRC, the president and chief executive officer, and vice-president of marketing, who were selling shareholders of CRC, signed five and six year employment contracts, respectively, which included covenants not-to-compete with the Company for the term of the contract. These contracts require aggregate compensation payments of approximately $175,000 annually to these individuals. Further, the contracts provide for the payment of incentives based upon individual and operating performance.

     Accounting for Acquisitions - The allocation of the purchase prices in the Acqueren and CRC acquisitions are shown below and are based upon the fair market values of the acquired assets and liabilities assumed.

                                                                 Acqueren          CRC
                                                                 --------          ---
Purchase consideration:

    Note payable to selling stockholder (discounted value)...   $        --    $   303,300
    Common stock and options (restricted)....................     2,140,000      1,292,000
                                                                -----------    -----------
                                                                $ 2,140,000    $ 1,595,300
                                                                ===========    ===========
Assets acquired and liabilities assumed:
  Current assets.............................................   $ 4,034,626    $   843,359
  Property and equipment.....................................       100,000      3,706,265
  Other assets...............................................            --         14,019
  Non-compete agreements.....................................            --        150,000
  Goodwill...................................................       879,834        238,079
  Current liabilities........................................    (2,581,079)      (709,821)
  Capital lease obligations..................................            --     (1,498,601)
  Notes payable..............................................            --       (975,000)
  Notes payable to related parties...........................      (293,381)      (173,000)
                                                                -----------    -----------
                                                                $ 2,140,000    $ 1,595,300
                                                                ===========    ===========

     The following presents the unaudited pro forma results of operation of AIII for the years ended December 31, 1997 and 1998, as if these purchase transactions would have been consummated as of January 1, 1997 and 1998.



                                                                December 31,
                                                         ---------------------------
                                                            1997           1998
                                                         -----------    -----------
Pro forma sales.......................................   $16,808,397    $17,375,536
Pro forma operating loss..............................   $(2,182,907)   $(2,746,743)
Pro forma net loss applicable to common shareholders..   $(4,323,212)   $(5,014,751)

Pro forma basic and diluted net loss  per share.......   $      (.06)   $      (.05)

Weighted average shares outstanding...................    69,171,344     97,097,221


     Unlimited Coatings Acquisition

     Effective January 1, 1999 the Company acquired 100% of the outstanding common stock of Marald, Inc. d/b/a Unlimited Coatings ("UC"), through the issuance of 3,500,000 restricted shares of common stock of AIII valued at fair market value of approximately $652,000 at $.19 per share. In addition, a finders fee of $45,000 was paid in part to a party related to the CEO. The transaction has been accounted for as a purchase.

     UC is a distributor of specialty chemicals, such as rust proofing, undercoating, fabric protectants, and fuel additives to the automotive after-market. Best known for its spray-on bed-liners for truck beds, UC products are marketed under the "Toro Liner" name through a network of independent distributors.

     The allocation of the purchase price of UC is shown below:


                                                          Amount
                                                         ---------
                                                        (Unaudited)
Purchase consideration:
  Common stock (restricted)...........................   $ 652,000
  Finders fee.........................................      45,000
                                                         ---------
  Total...............................................     697,000
                                                         ---------
Assets acquired and liabilities assumed:
  Assets:
    Current...........................................   $ 123,000
    Fixed.............................................      43,000
    Other.............................................       2,000
  Liabilities.........................................    (183,000)
                                                         ---------
Excess Purchase Price over Net Assets Acquired........   $ 712,000
                                                         =========


     UC's operations and its results from operations are not significant to the Company's consolidated financial statements and, accordingly, there is no presentation of the pro forma results from operations of the Company giving effect to UC as if the purchase transaction had been consummated as of January 1, 1997 and 1998 and 1999.

     Armor Linings Acquisition

     In April 1999, the Company acquired 100% of the outstanding shares of Tough Trucks and Accessories, Inc., dba Armor Linings ("Armor"). Armor operates a facility in Houston, principally for the application of spray-on liners for trust beds, undercoating and rust-proofing of vehicles, and wholesale and retail sales of truck accessories. The chemicals are supplied by Unlimited Coatings. The Company paid cash in the amount of $143,000 and assumed approximately $85,000 related to certain equipment lease obligations. The acquisition was accounted for as a purchase.

     The allocation of the purchase price of Armor is shown below:

Purchase consideration:
  Cash............................................. $143,000
                                                    --------

Assets acquired and liabilities assumed:
  Assets:
    Current........................................   42,000
    Fixed..........................................  116,000
  Liabilities......................................  (85,000)
                                                    --------
Excess Purchase Price over Net Assets Acquired...   $ 70,000
                                                    ========

     Armor's operations and its results from operations are not significant to the Company's consolidated financial statements and, accordingly, there is no presentation of the pro forma results from operations of the Company, giving effect to Armor as if the purchase transaction had been consummated as of January 1, 1997, 1998 and 1999.

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 - INVESTMENT SECURITIES

     Trading

     In the third quarter of 1998, the Company began investing excess funds in marketable equity securities. In order to reduce the cost of the investment and associated risk in such securities, the Company sold call options for the number of shares purchased. The securities and related call options are carried at market value with any changes in market value during the period of the stock or call option included as a component of net income. For the year ended December 31, 1998 and for the six months ended June 30, 1999, the Company recognized a $37,899 net increase and $242,603 decrease in the market value of such equity securities as a component of net loss, respectively. The Company can borrow up to 80% of the security market value at 8.25% at June 30, 1999. As of December 31, 1998 and June 30, 1999 the Company had borrowed $195,645 and $344,717, respectively, from a margin account with a financial institution.

     As of December 31, 1998, the trading securities and related call options are summarized below.

                                               Security              Option
                                    Security    Market     Option    Market
Equity Security                       Cost      Value     Proceeds    Value
                                    --------   --------   --------   -------
Billing Concepts Corp.
 20,000 shares of common stock...   $223,256   $220,000   $     --   $    --
Loral Space and Communications
 10,000 shares of common stock...    132,289    178,120     18,812    28,750
Ciena Corporation
 2,000 shares of common stock....     25,326     29,250      3,462     2,124
                                    --------   --------   --------   -------
                                    $380,871   $427,370    $22,274   $30,874
                                    ========   ========   ========   =======

     As of June 30, 1999 the trading securities and related call options are summarized below (unaudited):


                                                  Security                Option
                                     Security      Market      Option     Market
                                       Cost        Value      Proceeds    Value
                                    ----------   ----------   --------   --------
Equity Securities                   $1,511,236   $1,458,906    $27,606    $55,250
                                    ==========   ==========   ========    =======

     Available-for-Sale

     In accordance with the provisions of SFAS No. 115, the Company's investment in the common stock of a publicly-traded Company was classified as available-for-sale equity securities and, accordingly, are carried at fair value. Unrealized losses of such securities at December 31, 1998 of $18,964 are included as a component of stockholders' equity and is a comprehensive loss item in the consolidated statement of operations. The Company's cost in these securities, determined under the average cost method, was $134,848 at December 31, 1998. Subsequent to year-end, the Company acquired additional shares of Common Stock of the publicly-traded company for an aggregate cost of $258,326. In April and May 1999, all such available-for-sale equity securities were sold in a sequence of transactions. The total proceeds of those sales amounted to $1,272,117 and the Company recognized an unrealized gain of $18,964 included in comprehensive loss, and a realized gain of $1,013,792 and is shown as a component of investment income in the accompanying statement of operations for the six months ended June 30, 1999.

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - INVENTORIES

     Inventories consisted of the following:

                                                          December 31,
                                                    ---------------------      June 30,
                                                        1997       1998         1999
                                                    ----------   --------   ----------
                                                                            (unaudited)
     Raw materials.............................     $ 44,125   $   78,683   $  163,217
     Work-in-process...........................      102,489      169,618      229,340
     Finished goods............................       33,408      806,790      849,088
                                                    --------   ----------   ----------
                                                    $180,022   $1,055,091   $1,241,645
                                                    ========   ==========   ==========

NOTE 6 - REAL ESTATE HELD FOR SALE

     Real estate held for sale includes the following:

                                                      December 31,
                                                 -----------------------    June 30,
                                                    1997        1998          1999
                                                 ----------  -----------   -----------
                                                                           (unaudited)
          286 undeveloped acres on
             Galveston Bay, Texas (Note 3)....   $  225,000  $  225,000    $  225,000
          42.6 undeveloped acres of land in
             Southeast Houston, Texas and
             Commercial properties in
             Harris County, Texas (1).........           --     486,390       486,390
          736 undeveloped acres of land in
             Anahuac, Texas(2)................           --     176,572       176,572
          23 acres of undeveloped land in
             Harris County, Texas.............           --     164,800       164,800
          Other properties....................      183,700     186,822       186,822
                                                 ----------  ----------    ----------
                                                 $  408,700  $1,239,584    $1,239,584
                                                 ==========  ==========    ==========


(1) In June 1998, the Company purchased a real estate company, Mid-Towne Properties, Inc. ("Mid-Towne") for 2,100,000 shares of AIII plus the assumption of property taxes of approximately $300,000. Mid-Towne has no operations other than its ownership of the 42.6 acres of land. Mid-Towne was 60% owned by a trust for the benefit of the son of the CEO of the Company. Since the Mid-Towne acquisition was made through an entity under common control, the Company has accounted for the acquisition at the predecessor carry-over historical cost basis of $186,390 plus the $300,000 in property tax liability assumed. The difference between the total cost basis and the fair value of the asset acquired of $1,965,000 was recognized as a deemed (non-cash) dividend. Mid-Towne had no material activity in 1998 and 1997.

(2) In May 1998, the Company purchased 736 acres of undeveloped land in Anahuac, Texas ("Anahuac") from a company then owned by the CEO of the Company who is also a stockholder in the Company. The consideration paid for the land consisted of 8,000,000 shares of newly issued, restricted common stock of AIII. Since the Anahuac acquisition was made through an entity under common control, the Company has accounted for the acquisition at the predecessor carry-over historical cost basis of $176,572. The difference between the cost basis and the fair value of the asset acquired of $736,000 was recognized as a deemed (non-cash) dividend. This acreage had no material activity in 1998 and 1997.

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - PROPERTY AND EQUIPMENT

     Major classes of property and equipment together with their estimated useful lives, consisted of the following:


                                                          December 31,
                                                   -------------------------       June 30,
                                          Years       1997           1998            1999
                                          -----    ----------    -----------      -----------
                                                                                  (unaudited)
     Land................................          $  328,000    $   386,812      $   386,812
     Building and improvements...........   20        665,246        876,466        1,147,237
     Machinery and equipment.............    8        404,117      5,144,632        4,899,774
     Office equipment....................    7         29,735        403,640          735,133
     Automobiles.........................    5         25,800         93,900          117,235
                                                   ----------    -----------      -----------
                                                    1,452,898      6,905,450        7,286,191
     Less accumulated depreciation and
       amortization......................            (117,185)    (1,845,078)      (2,290,881)
                                                   ----------    -----------      -----------
     Net property and equipment..........          $1,335,713    $ 5,060,372      $ 4,995,310
                                                   ==========    ===========      ===========

     Included in the above balances as of December 31, 1998 are assets used by the Company for CRC's operation under capital leases (see Note 11). Such leased assets include approximately $1,896,000 net of accumulated depreciation of $971,000 of digital film and computer equipment as of December 31, 1998.


NOTE 8 - OTHER INVESTMENTS

     Investment in Signal Products, Inc.

     In March 1999, the Company agreed to acquire a minority interest (approximately 20%) in Signal Products, Inc. (Signal), a California corporation, which owns the exclusive license to market handbags and leather accessories bearing the "Guess" trademark. Signal develops, manufactures and markets its products throughout the United States. The investment in Signal was to be accomplished through the issuance of 10,000,000 restricted shares of common stock of AIII, valued at fair market value of approximately $2,000,000. The shares were placed in escrow pending the completion of a business valuation of Signal. The shares were to be released from escrow upon satisfactory determination of Signal's value; 5,000,000 shares to Hardee Capital Partners and 5,000,000 shares to Elk International, a related party, both of which had claims against the shares of Signal. The valuation was not completed, and the Company has rescinded the transaction. Since the restricted shares of common stock of the Company were in escrow and were not issued to consummate this transaction, such shares are not considered outstanding for purposes of EPS calculations.

     Sale of Real Estate Option

     In November 1998, Acqueren deposited $100,000 on behalf of TRE as earnest money on a contract with a third party for the option to buy a building in downtown Houston, Texas. The earnest money deposit is included in other assets in the accompanying consolidated balance sheet at December 31, 1998. In February 1999, TRE sold such option to unrelated third parties for $600,000, realizing a gain on sale of $500,000.

     Investment in Equity Investee

     In May 1999, the Company purchased for investment purposes 400,000 freely tradable shares (giving effect to a 1 for 5 reverse split) of Worldwide Net, Inc. ("WWN") for a total of $300,000 representing 20% of the total outstanding common shares of WWN. WWN is an inactive public company traded as an over-the-counter-bulletin-board company with nominal assets (See Note 17).


NOTE 9 - NOTES PAYABLE TO BANK

     Notes payable to banks consisted of the following:

                                                             December 31
                                                      -----------------------    June 30,
                                                         1997         1998         1999
                                                      -----------   ---------   -----------
                                                                                (unaudited)
          Note payable to a bank, 9.75% per
             annum, due in  monthly payments
             of principal and interest of $7,895
             through February 2003 with
             remaining  amount due in
             March 2003 for Har-Whit...............    $  644,878    $574,276    $  552,286

          Note payable to a bank, 7.75% per
             annum, due in November 2000 with
             only interest due quarterly for CRC
             (collateralized by AIII's $1,000,000
             certificates of deposit)..............            --   1,000,000     1,000,000

          Line of credit to a bank for 200,000, at
             prime, interest only due monthly with
             payment of principal due at maturity
             in February 2000 for CRC..............            --          --       200,000

          Line of credit with a bank for $150,000,
             8% per annum, interest only due
             monthly with payment of principal due
             at maturity, (collateralized by AIII's
             $150,000 certificate of deposit) in
             May 2000 for Har-Whit.................           --       60,000       115,000

           Line of credit with a bank for $165,000,
             7.75% per annum, interest only due
             monthly with payment of principal due
             at maturity in September 1999 for
             Northeastern Plastics..................           --          --       165,000

          Line of credit with a bank for $125,000,
             8.75% per annum interest only due
             monthly with payment of principal due
             at maturity in May 2000 for Marald.....           --          --       105,000

           Other notes payable......................           --      81,777        86,664
                                                       ----------  ----------    ----------
                                                          644,876   1,716,053     2,223,950

           Less current portion.....................      (72,962)   (116,144)     (655,674)
                                                       ----------  ----------    ----------
                                                       $  571,916  $1,599,909    $1,568,276
                                                       ==========  ==========    ==========

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Each of AIII's subsidiaries that have outstanding notes payable have secured such notes by that subsidiary's inventory, accounts receivable and property and equipment and are guaranteed by AIII. In addition, as of December 31, 1998 and June 30, 1999 the notes payable totaling $1,000,000 and $1,115,000, respectively, were collateralized by $1,000,000 of restricted cash and $1,150,000 of certificates of deposit, respectively.

     On December 31, 1997, the Company's 9.5% note payable to a bank for the amount of $644,878 matured. In March 1998, the Company refinanced this loan with a long-term note payable. Due to the refinancing of the note in 1998, the amount of note payable to bank reported as current and long-term portions in the December 31, 1997 balance sheet are based upon the terms of the refinanced note.


     In August 1999, Marald arranged a $100,000 working capital line of credit, with interest at prime plus two percent. This line is secured by its inventory and accounts receivable and is guaranteed by AIII.

     Principal repayment provisions of long-term debt are as follows at December 31, 1998:

                                                                Amount
                                                              ----------
     1999.................................................    $  116,144
     2000.................................................     1,061,721
     2001.................................................        63,125
     2002.................................................        90,565
     2003.................................................       384,498
                                                              ----------
     Total................................................    $1,716,053
                                                              ==========

NOTE 10 - NOTES PAYABLE TO RELATED PARTIES


     In connection with the acquisitions discussed in Note 3, the Company has the following notes payable to related parties at December 31, 1998, and June 30, 1999 none of which were outstanding at December 31, 1997:

                                                              December 31,       June 30,
                                                                  1998             1999
                                                              -------------   -------------
                                                                               (unaudited)
     Notes payable to selling stockholders of CRC,
      without interest, due in monthly payments
      through September 2003 of $6,325, recorded
      using an 8% discount rate (discount of $69,850)......      $ 284,071    $ 252,443

     Note payable to principal selling stockholder of
      Acqueren, 6% per annum, annual payment of $100,000
      due in August 1999 and 2000 with remainder due in
      August 2001..........................................        300,000      300,000

     Note payable to officer of CRC, 8% per
      annum, due upon demand...............................        196,225            0
                                                                 ---------    ---------
     Total notes payable to related parties................        780,296      552,443
     Less-current portion..................................       (459,972)    (175,912)
                                                                 ---------    ---------
     Notes payable to related parties, long-term portion...      $ 320,324    $ 376,531
                                                                 =========    =========

     Interest expense for the year ended December 31, 1998 and for the six months ended June 30, 1999 on these related party notes was approximately $15,000 and $16,500, respectively.

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 - CAPITAL LEASES

     The Company, through its CRC acquisition (Note 3), has the following future aggregate minimum annual lease payments required under capital leases as of December 31, 1998:

                                                        Amount
                                                      ----------
     1999..........................................   $  690,460
     2000..........................................      644,500
     2001..........................................      194,684
                                                      ----------
     Total minimum lease payments..................    1,529,644

     Less amount representing interest.............     (168,704)
                                                      ----------

     Present value of net minimum lease payments...    1,360,940

     Less current portion..........................     (584,552)
                                                      ----------

     Long-term portion.............................   $  776,388
                                                      ==========


     Interest rates on the capitalized leases range from 7.3% to 22.7%. Certain of the leases contain restrictive covenants regarding various financial ratios and capital distributions. At December 31, 1998 and June 30, 1999, the Company was in violation of certain financial ratios and has received a waiver for those violations from the lessor through January, 2000. At June 30, 1999, such capital leases with covenant violations are classified as current.

NOTE 12 - CAPITAL STOCK AND STOCK OPTIONS

          The Company is authorized to issue up to 10,000,000 shares of Preferred Stock, $.001 par value per share of which none are presently outstanding. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series of particular matters), preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions. The Company has no present plans for the issuance of Preferred Stock.

          The Company is authorized to issue up to 200,000,000 shares of Common Stock, of which 121,115,971 shares were issued and 120,877,971 were outstanding, 4,000,000 shares were subscribed at December 31, 1998, and 7,720,000 were reserved for issuance pursuant to the exercise of outstanding stock options as of December 31, 1998.


     In September 1997, the Company issued options to purchase 600,000 shares of common stock at an exercise price of $.02 per share to a former officer and director in connection with the acquisition of control of the Company by the 1997 Group. Of these, options to purchase 100,000 shares of common stock were transferred to an unrelated party who exercised these options in June 1998.

     In November 1998, the Board of Directors ratified the purchase of 110,000 shares and the remaining options to buy 500,000 shares of the Company for $20,000 from this former director. The Company then canceled the option acquired. Since the option had been determined to have nominal value at the time of issuance, no purchase cost was assigned to it. Accordingly, the $20,000 was recorded as the cost of the purchase of treasury stock.

     In September 1997, the Company sold 5,000,000 newly issued restricted shares to a corporation controlled by the brother of the CEO of the Company for $150,000. In connection with this sale, the Company granted this related party the option to purchase an additional 2,000,000 shares at $.02 per share and such option was for three years and vested immediately. In June 1998, this option was exercised by the related party and the Company received $40,000.

     Also during 1997, the Company sold 500,000 restricted common shares to a director of the Company for $.10 per share. In December 1997, the Company issued 200,000 shares of common stock in exchange for shares of another corporate valued at $40,000. In August 1998, the Company returned such shares to their previous owner for $40,000. Further in 1997, the Company sold an additional 7,278,060 shares of common stock through various private sales for between $.02 and $.10 per share for total net proceeds of $203,456.

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     In connection with the change in control of the Company to the 1997 Group (Note 1) in October 1997 the Company issued 500,000 options to each of two individuals as an enticement to return to manage the operations of Har-Whit and P&S and also issued 300,000 options to the outside legal counsel of the Company to purchase common stock of AIII for legal services performed. These options are exercisable at $.02 per share through December 2002 and such options were immediately exercisable. At the date of grant those options were determined to have no material value. Further, the two individuals who manage Har-Whit and P&S were issued 100,000 shares individually of the Company's common stock in January 1998 for management services rendered. This issuance was recorded as $10,000 of compensation expense in 1998 based on the market value of the shares ($.05 per share) at the date of grant. In May 1998, these two individuals each were granted the right to purchase 250,000 shares of the Company's common stock at $.25 per share. These shares have not been paid for and are classified as subscribed shares.

     In December 1997, the Company issued 1,400,000 shares of restricted common stock to a consulting firm for strategic planning assistance rendered to the Company. Such shares were valued at the market price of $.05 per share resulting in a $70,000 charge to general and administrative expense in 1997.

     In connection with sale of newly issued restricted common stock in May 1998, the Company granted an investor the option to purchase an additional 4,000,000 shares at $.25 per share, which were immediately exercisable through the year 2002.

     In 1998, the Company issued 200,000 shares of common stock to its CEO in exchange for executive and management services rendered. Such award was recorded at the date of grant as a $13,000 compensation expense based on the market value (approximately $.07 per share) of the shares issued. Further, in accordance with a May 1998 employment agreement, the Company granted an option to purchase 2,000,000 shares at $.12 per share through May 2001, which were immediately exercisable, to its Chief Executive Officer. Since the option price exceeded the market value of AIII's stock at the time of the grant, there was no charge to expenses for this option. In addition, the Company recorded additional paid-in capital and compensation expense of $56,000 representing the fair value of services rendered to the Company.

     In May 1998, the Company sold 3,500,000 newly issued restricted shares to a corporation controlled by the brother of the CEO of the Company for a total consideration of $300,000.

     In May 1998, an employee was issued 50,000 shares of Common Stock in exchange for services rendered.

     In addition in January and May 1998, the Company issued 600,000 shares of restricted common stock to employees and directors for management advisory services. These awards were recorded as $32,700 of compensation expense at the market value (ranging from $.05 to $.08 per share) of the shares issued at the date of grant.

     During 1998, the Company sold 11,660,000 of restricted common stock through various private sales for between $.10 and $.40 per share for total proceeds of $2,023,500. Also in 1998, holders of 500,000 options exercised their rights and purchased stock for between $.02 and $.04 per share. This issuance resulted in $14,000 being paid to the Company. At December 31, 1998, the Company had a total of 4,000,000 shares of stock subscribed for between $.10 and $.22 per share with expected total proceeds of $550,000. Subsequent to year end, the subscription right for $350,000 was cancelled and accordingly the amount was eliminated against the related equity balance. Also, the purchase price of $150,000 for certain subscribed shares was received during April 1999.

     In July 1998, the Company declared a 10% stock dividend that was payable to stockholders of record as of August 30, 1998. Such dividend resulted in issuance of 9,188,911 shares to stockholders and was accounted for at the market value as of August 30, 1998 ($.26 per share).

     In August 1998, the Company issued an option to purchase 20,000 shares of Common Stock at an exercise price of $0.34 per share to an officer of the Company as part of an employment agreement.

     In November 1998 the Board of Directors authorized management to purchase from time to time up to 10 million shares of the Company's common stock, as deemed appropriate by management. To date the Company has purchased a total of 220,000 shares from two former officers of the Company. The purchases were made in two separate transactions in November 1998. In one transaction $20,000 was paid for 110,000 of the Company's shares and in the other transaction $12,500 was paid for 110,000 of the Company's shares. In both instances, the Company either paid at market or below market value for the treasury shares. Those transactions were funded from the Company's general operating funds. The Company does not intend to repurchase significant numbers of its shares in the future.

     In January 1999 the Company issued options to employees to purchase 115,000 and 45,000 shares of Common Stock at an exercise prices of $0.24 and $0.02 per share respectively.



     In March 1999 the Company issued an option to an employee to purchase 100,000 shares at an exercise price of .19 per share which was the market price at that time for services rendered.


     In June 1999 the Company issued 10,000 shares of Common Stock to the child of a former director, as a gift.

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Effective December 31, 1996, the Company was required to adopt the disclosure portion of SFAS No. 123. This statement requires the Company to provide pro forma information regarding net loss applicable to common stockholders and loss per share as if compensation cost for the Company's stock options granted had been determined in accordance with the fair value based method prescribed in SFAS 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1998 and 1999 as follows:

                                 December 31,
                              ------------------     June 30,
                                1997       1998        1999
                              -------    -------     --------
                                                   (unaudited)
     Dividend yield........         0%         0%          0%
     Expected volatility...        90%        90%         90%
     Risk free interest....       6.5%       6.5%        5.4%
     Expected lives........   5 years    5 years     5 years

     Under the accounting provisions of SFAS 123, the Company's net loss applicable to common stockholders and loss per share would have been increased to the pro forma amounts indicated below:

                                                      December 31,
                                                 -----------------------       June 30,
                                                    1997         1998            1999
                                                 ----------   ----------      ----------
                                                                              (unaudited)
Net loss applicable to common stockholders:
     As reported.............................. $(2,745,027)   $(2,684,011)     $(164,646)
     Pro forma................................ $(2,755,027)   $(2,828,211)     $(177,572)
Loss per share:
     As reported.............................. $      (.19)   $      (.03)     $    (.00)
     Pro forma................................ $      (.20)   $      (.03)     $    (.00)

     A summary of the status of the Company's stock options to employees as of December 31, 1997, 1998 and June 30, 1999 and changes during the periods ending on those dates is presented below:


                                                  Weighted-            Weighted-              Weighted-
                                                   Average              Average                Average
                                                   Exercise             Exercise               Exercise
                                                    Price                Price                  Price
                                                 December 31,         December 31,             June 30,
                                     Shares          1997          Shares         1998          1999
                                    ---------       -----         --------       -----          ----
                                                                                             (unaudited)
Outstanding at
   beginning of period...........   $       --          --        1,000,000       $ .02        3,020,000      $.09
Granted..........................    1,000,000         .02        2,020,000         .12          260,000       .22
                                    ----------       -----        ---------       -----        ---------      ----
Outstanding and exercisable at
   End of period.................    1,000,000       $ .02        3,020,000       $ .09        3,280,000      $.10
                                    ==========       =====        =========       =====        =========      ====
Weighted-average fair value of
   Options granted during the
   Period........................    1,000,000       $ .01        2,020,000       $ .12          260,000      $.22
                                    ==========       =====        =========       =====        =========      ====

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The following table summarizes information about fixed stock options to employees outstanding at December 31, 1998 and June 30, 1999:

                                    Weighted                                             Weighted
                   Number Out-       Average                          Number Out-         Average
                  standing and      Remaining                        standing and        Remaining
                 Exercisable at    Contractual                      Exercisable at      Contractual
Exercise          December 31,   Life (Years) at     Exercise          June 30,        Life (Years) at
 Price                1998      December 31, 1998     Price              1999           June 30, 1999
--------          ------------  -----------------    --------        ------------     -----------------
$    .02           1,000,000          3.73           $    .02         1,045,000            3.24
$    .12           2,000,000          4.37           $    .12         2,000,000            3.87
$     --                  --            --           $    .19           100,000            4.65
$     --                  --            --           $    .24           115,000            4.51
$    .34              20,000          4.59           $    .34            20,000            4.10
--------           ---------          ----           --------         ---------            ----

$.02-.34           3,020,000          3.83           $.02-.34         3,280,000            3.73
========           =========          ====           ========         =========            ====

NOTE 13 - INCOME TAXES

     A reconciliation of income taxes at the federal statutory rate to amounts provided for the years ended December 31, are as follows:


                                                               December 31,
                                                          -----------------------
                                                               1997         1998
                                                          ---------    ---------
     Tax benefit computed at statutory rate............    $(295,000)  $(341,000)

     Non-deductible permanent difference...............           --      42,196
     Change in valuation allowance, net of valuation
      Allowance of acquired subsidiaries...............      295,000          --
                                                           ---------   ---------
                                                           $      --   $(298,804)
                                                           =========   =========


     Deferred taxes are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The components of deferred income tax assets are as follows:


                                                         December 31,
                                                   -------------------------
                                                       1997          1998
                                                   -----------    ---------
Deferred tax assets:

 Net operating loss.............................   $ 295,000      $ 1,829,000

 Provision for doubtful accounts................       7,000           21,000
 Other..........................................          --           18,000
                                                   ---------      -----------
Total deferred tax asset........................     302,000        1,868,000

Valuation allowance.............................    (302,000)      (1,169,000)
                                                   ---------      -----------
Net deferred tax asset..........................          --          699,000

Deferred tax liability:

 Capital leases.................................          --          122,000
 Difference in carrying value of property and
  equipment.....................................     298,804          577,000
                                                   ---------      -----------
Total deferred tax liability....................     298,804          699,000
                                                   ---------      -----------
Net deferred tax liability......................   $ 298,804      $        --
                                                   =========      ===========

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     At December 31, 1998, the Company provided a 100% valuation allowance for the deferred tax asset because it could not be determined whether it was more likely than not that the deferred tax asset would be realized.

     The Company has net operating loss carryforwards of approximately $1,981,000 as of December 31, 1998, to offset future taxable income which expire through 2018. In addition, the acquired subsidiaries (Note 3) have individual net operating loss carryforwards in excess of $3,400,000. However, such net operating loss carryforwards are limited due to separate company limitations in accordance with income tax regulations.


NOTE 14 - COMMITMENTS AND CONTINGENCIES

     As of November 1, 1997, Acqueren relocated its operations from Brooklyn, NY, to Nicholls, GA. In accordance with the move the Company executed a lease from an unrelated party for the Company's new facility for a term of two years through October 9, 1999 and provides for annual rent of $39,300. The lease provides for an option to renew for an additional term of two years. For the year ended December 31, 1998, $31,600 was recorded as rent expense under this lease.

     In connection with the relocation to Nicholls, GA in 1997, Acqueren terminated its union contract in New York. The union has claimed a deficiency for unfunded pension liabilities. Management has accrued $125,000 in 1998 relating to this potential liability. Management estimates that such an amount will be sufficient to cover any potential obligation to this union.

     Various key officials of the Company have entered into employment agreements with the Company. The CEO of the Company entered into a three-year employment agreement which provides for a monthly salary of $1,000 plus a bonus as determined by the Board of Directors. The two key management personnel of Har-Whit/Pitts and Spitts, who were also Directors of the Company, entered into three-year employment contracts expiring in 2000 that require payments of $5,000 per month to each director plus a bonus at the discretion of the Board of Directors. The president of NPI previously entered into an at-will employment agreement that provides an annual salary of $124,000 plus a bonus based upon operating results of this subsidiary. The employment agreement also grants the president of NPI an option to purchase NPI common stock equal to 5% of NPI's equity at an exercise price of 5% of the total stockholder's equity, if NPI conducts an initial public offering of its common stock during the time of his employment. The Company entered into other employment agreements in connection with the purchase of CRC as discussed in Note 3.

     CRC leases office space, at $13,000 per month, under a non-cancelable operating lease expiring November 30, 1999 from the father-in-law of the prior stockholder of CRC who became a shareholder in the Company after the CRC acquisition in Note 3. Prior to the date of acquisition by AIII, CRC owed approximately $160,000 of unpaid rent under this lease. At the date of acquisition, the Company settled the unpaid rent for $50,000 and renegotiated the lease terms, including the commitment to make the necessary building improvements for earthquake compliance. The Company estimates these costs to be approximately $150,000. As part of the acquisition of CRC, the Company acquired CRC's option (expiring on July 31, 1999) to purchase the leased building occupied by CRC for $1,170,000. In June 1999, the Company reached an agreement with one of the two selling shareholders of CRC to assign him the option to purchase the building in exchange for the forgiveness of $365,158 owed to him as reimbursement for various expenses and advances made on behalf of the Company. Considering the related party nature of the transaction, the Company recognized the forgiveness of debt amount to the shareholder as additional paid-in capital.

     The Company leases automobiles under operating leases expiring in various years through June 30, 2001. Future aggregate rental payments under these non-cancelable operating leases require annual payments of approximately $20,000 through 2001.


     On December 10, 1998, the Company filed an Original Petition and Request for Temporary Injunction for breach of contract and common law and stock fraud in connection with the Company's acquisition of Acqueren, Inc. against TDA Industries, Inc. ("TDA") and its former principal stockholder in the 56th Judicial District Court of Galveston, Texas. The Company claims that the defendants misrepresented the amount of Acqueren's equity as of the date of the purchase agreement. The Company is seeking actual damages in the amount of not less than $1,100,000, in addition to further relief which it may be entitled to. In August 1999, the selling shareholders of TDA filed an action in New York alleging misrepresentations by AIII. Currently, the parties are in negotiation to settle both lawsuits. Management expects the outcome of either the litigation or the settlement of such litigation will not have a material adverse effect on the Company.

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - RELATED PARTY TRANSACTIONS

     The Company advanced the Chief Executive Officer $27,190 and $29,190 as of December 31, 1998 and June 30, 1999, respectively. The officer executed a promissory note to the Company due upon demand. This note bears interest at prime and is included in notes receivable as of December 31, 1998 and June 30, 1999, respectively.

     The Company advanced the Chief Executive Officer $108,531 during the six months ended June 30, 1999, the advances are included in accounts receivable related party as of June 30, 1999.

     Other related party transactions are discussed in Notes 3, 6, 10, 12 and 14.


NOTE 16 - SEGMENT INFORMATION

     The Company has four reportable segments and corporate overhead: industrial/commercial, oil and gas, real estate and media/entertainment. The industrial/commercial segment includes (1) a supplier of automotive after-market products; (2) a manufacturer and distributor of barbecue pits and custom sheet metal products for customers predominantly in the energy industry; and (3) distributions of speciality chemicals for the automotive after-market, including specializing in the application of spray-on bed-liners for truck beds. The oil and gas segment owns an oil, gas and mineral royalty interest in Washington county, Texas. The media/entertainment segment is a provider of technical, optical and digital services to the motion picture and television industry. The corporate overhead includes the Company's investment holdings including financing current operations and expansion of its current holdings as well as evaluating the feasibility of entering into additional businesses.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes, not including nonrecurring gains and losses and foreign exchanges gains and losses.

     The Company's reportable segments are strategic business units that offer different technology and marketing strategies. Most of the businesses were acquired as a subsidiary and the management at the time of the acquisition was retained.

     Consolidated net sales and net operating losses were as follows:

                                               Years ended                   Six months ended
                                               December 31,                      June 30,
                                         --------------------------      --------------------------
                                             1997          1998              1998          1999
                                         ------------   -----------      ------------   -----------
                                                                           (unaudited)    (unaudited)
     Net sales:
      Industrial/Commercial...........   $2,501,860     $ 8,907,617      $1,150,082     $7,302,564
      Media/Entertainment.............           --       1,305,422              --      2,011,321
      Oil and gas.....................           --              --              --             --
      Real estate.....................           --              --              --        600,000
      Corporate.......................           --              --              --             --
                                         ----------     -----------      ----------     ----------
     Consolidated net sales...........   $2,501,860     $10,213,039      $1,150,082     $9,913,885
                                         ----------     -----------      ----------     ----------
     Income (loss) from operations:
      Industrial/Commercial...........   $ (161,250)    $   249,409      $  (77,248)    $  168,791
      Media/Entertainment.............           --        (192,215)             --       (693,514)
      Oil and gas.....................           --          63,763          (8,282)        (5,014)
      Real estate.....................           --        (115,291)        (22,143)       451,602
      Corporate.......................     (646,917)     (1,026,646)       (290,630)      (890,784)
                                         ----------     -----------      ----------     ----------
     Consolidated operating loss......   $ (808,167)    $(1,020,980)     $ (398,303)    $ (968,919)
                                         ==========     ===========      ==========     ==========

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     A summary of identifiable assets, depreciation and amortization, and capital additions of continuing operations is as follows:

                                               Depreciation
                                Identifiable       and         Capital
                                   Assets      Amortization   Additions
                                ------------   ------------   ---------
Year ended December 31, 1997:
     Industrial/commercial...    $ 2,286,098       $194,107    $ 26,262
     Media/Entertainment.....             --             --          --
     Oil and gas.............             --             --          --
     Real estate.............        225,000             --          --
     Corporate...............        171,983             --          --
                                 -----------       --------    --------
     Consolidated............    $ 2,683,081       $194,107    $ 26,262
                                 ===========       ========    ========

Year ended December 31, 1998:
     Industrial/Commercial...    $ 4,274,845       $104,200    $ 68,872
     Media/Entertainment.....      4,391,898        183,687      97,197
     Oil and gas.............         63,763             --       1,331
     Real estate.............        944,515             --     167,922
     Corporate...............      3,893,160        140,701      82,591
                                 -----------       --------    --------
     Consolidated............    $13,568,181       $428,588    $417,913
                                 ===========       ========    ========

Six months ended (unaudited)
  June 30, 1999:
     Industrial/commercial...    $10,293,211       $ 87,888    $ 19,390
     Media/Entertainment.....      3,954,360        339,684     124,840
     Oil and gas.............         65,573             --          --
     Real estate.............      1,439,736            963      13,485
     Corporate...............      1,720,399         80,403       4,241
                                 -----------       --------    --------
     Consolidated............    $17,473,279       $508,938    $161,956
                                 ===========       ========    ========

     The Company's areas of operations are principally in the United States. No single foreign country or geographic area is significant to the consolidated financial statements.


NOTE 17 - SUBSEQUENT EVENTS (UNAUDITED)



     In September 1999 the Company exchanged 100% of the shares of its wholly owned subsidiary, Modern Film Effects, Inc (CRC) for 3,100,000 newly issued shares (approximately 62%) of World Wide Net, Inc. ("WWN").

     The intent of this transaction was to afford a separate public trading presence for CRC under WWN. In June 1999, the Company entered into an agreement to acquire the optical title, special effects and the scan and record operations of Pacific Title/Mirage Studios ("PT"), an unrelated company with similar business operations as CRC. The agreement was subsequently assigned to WWN and as of September 1999, negotiations regarding that PT acquisition have since been discontinued.

                    AMERICAN INTERNATIONAL INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 18 - RESTATEMENT OF PRIOR PERIODS

     The Company's financial statements for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, have been restated to reflect the acquisitions of TRE, Brenham, Midtowne and real estate held for sale at the seller's historical cost plus assumed liabilities. The acquisitions were previously recorded at fair value. The transactions have been recorded at carry-over cost since the shareholders of the entities of all these acquisition transactions are under common control. Accordingly, the Company restated its financial statements to reflect the real estate held for sale and natural gas and mineral interests at the seller's carry-over cost. The Company recorded a deemed dividend which represents the fair value of the asset acquired in excess of the predecessor carry-over historical cost. The Company's financial statements at June 30, 1999 and for the six months then ended have also been restated to give effect to additional accrued liabilities and to certain reclassifications.

     The effects of the restatements are as follows:

     For the years ended December 31, 1997 and 1998

                                                   As Previously Reported                     As Restated
                                                       December 31,                           December 31,
                                              ----------------------------------    --------------------------------
                                                    1997              1998               1997              1998
                                              ----------------   ---------------    ---------------   --------------
     Consolidated Balance Sheets:
      Real estate held for sale..............    $ 1,983,700        $ 4,910,140       $   408,700       $ 1,239,584
      Natural gas and mineral interests, net
       of amortization of $45,000 and
       $105,000..............................        300,000            240,000                --                --
      Deficit................................     (1,097,871)        (4,192,960)       (2,972,871)       (8,045,998)

     Consolidated Statements of Loss:
      Operating Expenses.....................            n/a          3,173,504               n/a         3,113,504
      Operating Loss.........................            n/a         (1,080,980)              n/a        (1,020,980)
      Net Loss applicable to common
       stockholders..........................       (870,027)          (705,973)       (2,745,027)       (2,684,011)

     Loss per share - basic and diluted......           (.06)       $      (.01)             (.19)      $      (.03)


        For the six months ended June 30, 1998 and 1999

                                                   As Previously Reported                     As Restated
                                                          June 30                               June 30
                                              ----------------------------------    --------------------------------
                                                    1998              1999               1998              1999
                                              ----------------   ---------------    ---------------   --------------
     Consolidated Balance Sheets:
      Real estate held for sale..............            n/a        $ 4,852,622               n/a       $ 1,239,584
      Natural gas and mineral interests, net
       of amortization of $135,000...........            n/a            210,000               n/a                --
      Deficit................................            n/a         (3,781,156)              n/a        (8,211,202)

     Consolidated Statements of Loss:
      Operating Expenses.....................        801,285          2,664,286           771,285         2,876,136
      Operating Loss.........................       (428,303)          (757,069)         (398,303)         (968,919)
      Extraordinary item - debt
       forgiveness...........................             --            365,159                --                --
      Net income (loss) applicable to common
       stockholders..........................       (416,011)           412,363          (386,011)         (164,646)

     Loss per share - basic and diluted......      $    (.01)       $       .00       $      (.03)      $      (.00)
Consolidated Statements of Comprehensive
 Income (Loss):
Unrealized gain on shares available for sale.             --        $   625,000                --                --